



POWERING UP

2006 ANNUAL REPORT

LINCOLN ELECTRIC

LINCOLN ELECTRIC HOLDINGS, INC. – 2006 ANNUAL REPORT

CONTENTS

POWERING UP

Welding products play a significant role in infrastructure development, energy production and transmission, building construction and industrial expansion throughout the world, especially in emerging markets. To serve the needs of a growing world, Lincoln Electric continues to broaden its global capabilities and offerings of welding equipment and consumables.

Lincoln is constructing new plants and expanding existing ones, while introducing innovative technology-based products to address the latest demand trends, and bolstering its offerings through acquisitions. This strategy of **POWERING UP** to meet the world's expanding needs for welding products is positioning Lincoln to achieve continued long-term success and shareholder value as the unquestioned global leader in its industry.


VANTAGE 400

VANTAGE® 400


POWER WAVE

POWER WAVE® 455



POWER MIG® 180



METRODE


ULTRACORE

ULTRACORE®



POWERTEC® 280


02 994.1
03 1,040.5
04 1,333.6
05 1,601.2
06 1,971.9
NET SALES
DOLLARS IN MILLIONS
02 429.2
03 478.5
04 577.3
05 652.3
06 853.0
SHAREHOLDERS' EQUITY
DOLLARS IN MILLIONS
02 25.4
03 26.7
04 27.5
05 30.0
06 32.3
DIVIDEND DOLLARS PAID
DOLLARS IN MILLIONS
02 1.73
03 1.34
04 2.06
05 2.67
06 3.98
DILUTED EARNINGS PER SHARE**
IN DOLLARS

**Diluted earnings per share e
non-recurring charges
2006 excludes European ration
charges and a gain on the sale c
2005 excludes net favorable ta
and gains related to the settlem
legal disputes, partially offset b
relating to the sale of a busines
European rationalization charge
2004 excludes European ration
charges and CEO retirement co
2003 excludes a charge relatin
Company rationalization progra
2002 excludes a charge relatin
Company rationalization progra

*Diluted earnings per share as
2006 – $4.07
2005 – $2.90
2004 – $1.94
2003 – $1.31
2002 – $0.68

FINANCIAL HIGHLIGHTS

YEAR ENDED DECEMBER 31 (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)	**2006**	**2005**	**2004**
Net Sales	$1,972	$1,601	$1,334
Net Income	175	122	81
Net Income excluding non-recurring items (A)	171 ▲	113 ■	85 ^
Basic Earnings per Share	4.11	2.93	1.96
Basic Earnings per Share excluding non-recurring items (A)	4.02 ▲	2.70 ■	2.08 ^
Diluted Earnings per Share	4.07	2.90	1.94
Diluted Earnings per Share excluding non-recurring items (A)	3.98 ▲	2.67 ■	2.06 ^
Cash Dividends Paid per Share of Common Stock	0.76	0.72	0.67
Working Capital	491	383	375
Current Ratio	2.5	2.3	2.4
Total Assets	$1,395	$1,161	$1,059
Total Shareholders' Equity	853	652	577
Cash Provided by Operations	119	117	51
Return on Average Shareholders' Equity	23.3%	19.9%	15.4%
Return on Average Shareholders' Equity excluding non-recurring items	22.8% ▲	18.4% ■	16.3% ^

(A) Basic and diluted earnings per share excluding non-recurring items are presented as management believes this financial measure is important to investors to evaluate and compare the Company's financial performance from period to period. Management uses this information in assessing and evaluating the Company's underlying operating performance.

▲ 2006 excludes European rationalization actions of $3.5 ($3.5 after-tax, or $0.08 per diluted share) and a non-recurring gain of $9 ($7.2 after-tax, or $0.17 per diluted share) on the sale of a facility in Ireland.

■ 2005 excludes net favorable tax benefits of $11.7 ($0.28 per diluted share) related to a change in Ohio tax law, the resolution of prior years' tax liabilities and the repatriation of foreign earnings, as well as $1.4 ($0.9 after-tax, or $0.01 per share) in gains related to the settlement of legal disputes, partially offset by $3.7 ($3.0 after-tax, or $0.06 per share) of charges relating to the sale of a business and European rationalization charges.

^ 2004 excludes European rationalization charges of $2.4 ($2.1 after-tax, or $0.05 per diluted share) and retirement costs for the former CEO of $4.5 ($2.8 after-tax, or $0.07 per diluted share).

JOHN M. STROPKI
Chairman, President and Chief Executive Officer


& Cutting Solutions
LINCOLN
ELECTRIC
A Worldwide
Tradition of
Innovat
Since

TO OUR SHAREHOLDERS:

During 2006, the continued strong worldwide demand for our products, combined with the effective execution of our global strategy, contributed to another year of excellent performance for Lincoln Electric. By maintaining our focus on the five key components for excellence – people development, customer service, operational efficiency, global expansion and innovative products – we have been able to take advantage of many opportunities in rapidly growing markets around the world.

We are expanding our footprint, strengthening our global leadership position in the welding industry and taking advantage of significant growth opportunities. Our performance has been strong everywhere we operate – in North America, Europe, Asia, the Middle East and Latin America – and we have gained market share in each of these regions.

The Company achieved exceptional financial results in 2006, setting new records. Sales were up 23 percent to $1.97 billion for the year. Net income grew 43 percent to $175.0 million, or $4.07 per diluted share. Operating income for the year rose 56 percent to $233.0 million. Export sales increased 57 percent to $154.1 million, while Lincoln operations outside North America reported sales of $666.4 million, a 22 percent increase over the prior year.

POWERING UP TO MEET GLOBAL DEMANDS

As indicated by the theme of this report, Lincoln Electric is **POWERING UP** to meet growing global demand for welding products by expanding its operations and offerings. Additionally, one of the biggest contributors to our current and long-term growth is the demand for power around the world, and we are well-positioned to increase our participation in this market.

Major projects related to the production and transportation of energy – including traditional and alternative power generation facilities, oil and gas drilling and pipelines, infrastructure construction and shipbuilding – are under way in all areas of the world, with specific focus on the emerging markets of the Middle East, Russia, Latin America, Asia and Eastern Europe. This activity is fueling widespread demand for our welding equipment and consumables, and we are enhancing our capabilities to satisfy these needs through a combination of organic growth, acquisitions and geographic expansion.

From a global perspective, we are strengthening our position in emerging markets while continuing to serve existing markets. In Asia, specifically China, which stands to be the largest market for welding products for the foreseeable future, we are significantly increasing our manufacturing capacity for flux cored wire. We also are constructing a new facility in India to begin production of consumables in 2007, and we have recently expanded capacity at our Indonesia consumables plant.

Overall, we have 10 plants under construction or expansion around the world, which is the most ambitious and broad-based expansion effort our Company has ever taken on at one time. This reflects not only the growing demand for our products, but also our financial capability and management commitment to make and to execute the necessary investments for our future growth.

In addition to our China and India expansions, we added capacity for cored wire at our plant in Brazil. Our new cored wire plant in Poland is nearing completion, and next door to the plant, we are gearing up the production of gas welding and cutting apparatus in another new facility. At our Torreon plant in Mexico, we expanded our machine equipment manufacturing. In Cleveland, we expanded our engine drives manufacturing and are in the process of establishing a state-of-the-art automation welding center for North America on property acquired near the end of the year. The latter reflects the growing need for Lincoln's innovative automation technology, which helps our customers improve the safety and efficiency of their welding systems and reduce their labor requirements. We expect this segment of the market to continue its rapid growth.

The introduction of a new family of cored wire products has helped us gain market share in this important product segment. We look for this momentum to continue as we broaden this product portfolio in the coming years.

ACQUISITIONS CONTRIBUTE TO EXPANSION

A significant component of our expansion over the past several years has been our successful acquisition strategy. We continue to look for acquisitions that extend our geographic reach, broaden our offerings with complementary products and add new management resources.

In October 2006, we announced our acquisition of Metrode Products Limited, a privately held, England-based manufacturer of nickel-based cored wire and stick electrode consumables. This acquisition brings us a new line of high-quality, innovative solutions for many specialty high-end applications, including the rapidly growing power generation and petrochemical industries.

As a growth opportunity, Metrode is similar to our 2005 acquisition of J.W. Harris Co., Inc., a global leader in brazing and soldering alloys. J.W. Harris also was a privately owned company, with a limited geographic reach, which we acquired to expand our product line with complementary offerings and broaden our capabilities to serve customers. As part of Lincoln's global operations, this business has grown by more than 50 percent since we acquired it. We have achieved the synergies we expected when we made the acquisition, and we anticipate further growth and profitability for the business.

COMMITMENT TO OPERATIONAL EXCELLENCE

Realizing that continuous improvement is essential for long-term success, we are improving efficiency and reducing costs throughout our organization, especially in North America. In 2006, our Six Sigma initiatives had significant impact on improving the quality of our products and the efficiency of every aspect of our operations, from manufacturing and customer service to finance and information technology. Since 2000, we have completed 153 projects at our United States and Canada facilities, resulting in an annual run rate of approximately $10 million to the Company's operating profit. Among our people, we currently have 160 trained Red Belts, 70 Black Belts and one Master Black Belt. We also have implemented Six Sigma process improvements at our manufacturing facilities in Canada and Mexico, and we plan to adopt Six Sigma at our Asian operations in 2007.

Our commitment to excellence extends to meeting the highest environmental standards. We continue to move closer toward our goal of achieving ISO 14001 certifications for all of our facilities worldwide by 2010, and all of our North American operations are expected to be certified as meeting ISO 14001 environmental standards in 2007. Both of these achievments would be unprecedented in our industry. In 2006, we gained certifications for our Indalco Alloys and Lincoln Electric plants in Canada, for two facilities in Torreon, Mexico, and for our plant in the United Kingdom. In 2007, we expect to receive certification for our Harris Products Group plant in Mason, Ohio, as well as for facilities in Mexico City, Venezuela, France, Italy and Indonesia.

RECOGNITION FOR OUR ACHIEVEMENTS

In May 2006, we were honored to receive the President's "E Star" Award for Lincoln Electric's achievements in U.S. exports. The award recognizes our ongoing efforts to increase our exports, driven by the excellent contributions of our employees in meeting the growing demand for our products around the world.

Also during the year, NASDAQ named Lincoln to its new Global Select Market, which recognizes only those companies that meet the highest financial standards for listing. Lincoln also was added to the S&P MidCap 400 list in 2006. From the end of 2005 to year-end 2006, our stock price rose 54 percent to $60.42.

WE HOLD AN ADVANTAGE OVER OUR COMPETITORS BECAUSE OF OUR SIZE, STRENGTH AND COMMITMENT TO GROWTH.

NEW BOARD MEMBER

During the year, we welcomed Stephen G. Hanks to our Board of Directors. Mr. Hanks is President and Chief Executive Officer of Washington Group International, Inc., which provides integrated engineering, construction and management solutions for businesses and governments worldwide. Mr. Hanks is an exceptional executive with a strong track record of skillful leadership along with experience in providing outstanding customer service across many global industrial sectors. We look forward to his contributions to the Board and Company.

STRENGTHENING OUR POSITION

Our long-term strategy is to continue to build on our success – to strengthen our position as the global leader in our industry in terms of size, reputation, performance, innovation and technical knowledge. We have created the leading business model for our industry, and we are extremely well-positioned with excellent products, people and production facilities to take maximum advantage of our opportunities.

With our solid balance sheet and financial flexibility, astute management team and Board, and strong industry knowledge and focus, we are able to continue making the investments to bolster our product offerings and expand our presence in strategic global markets. We hold an advantage over our competitors because of our size, strength and commitment to growth. And we have demonstrated that we not only can take quick advantage of opportunities during good times, but we also can "weather the storm" during down cycles.

In 2007, weakening economic forces, especially in North America, may slow our growth in comparison to what we have seen in recent years. However, as mentioned previously in this letter and elsewhere in this annual report, many of our key global markets are expected to remain strong for both the short and the long term.

Ultimately, the best measure of our success is the value we deliver to shareholders. The decision of our Board of Directors in the fourth quarter of 2006 to raise our quarterly dividend to 22 cents per share – a 15.8 percent increase – is the most recent example of our ongoing commitment to create shareholder value.

In conclusion, I want to express my thanks to all of our employees, directors, customers and shareholders for their ongoing support and commitment to Lincoln Electric, as we continue to prove together that our strategy is sound, our organization is strong and our potential is vast.

Sincerely,



JOHN M. STROPKI
Chairman, President and Chief Executive Officer



POWERING UP

Economic development is advancing rapidly on a global scale, evidenced by huge investments in infrastructure, transportation, manufacturing, energy production and transmission, and construction. All of these require substantial welding, and Lincoln Electric is **POWERING UP** in key markets and locations around the world to meet this growing demand.

The Company operates from a position of strength as the global leader in size, innovation and quality in the estimated $14 billion arc welding industry. With manufacturing facilities in 19 countries and 10 plants currently under construction or undergoing expansion, Lincoln holds the number-one market position in the world and in North America, and is among the top-three suppliers in all of the major geographic markets it serves.

The Company is capitalizing on positive trends in each of these markets to strengthen its worldwide leadership position through ongoing global expansion, innovation, customer focus, strategic acquisitions and productivity improvement.

INNOVATIVE WELDING SOLUTIONS

Lincoln Electric's industry-leading technology provides innovative solutions for a broad range of welding needs. LEFT: Submerged arc welding technology helps avoid sparks in the manufacture of large industrial gears. RIGHT: Automated welding systems are becoming increasingly popular for their benefits in productivity and cost efficiency. The automated system seen here is welding an aluminum fuel tank.



NORTH AMERICA

As Lincoln continues to expand its global operations, it remains focused on meeting the substantial North American demand for welding products, especially in the rapidly growing area of automation technology. It also serves customers worldwide from its North American facilities. As a recipient of the "E Star" Award in May 2006, Lincoln was recognized as a leading manufacturer of U.S. exports. The Company's exports of advanced technology welding equipment from its North American operations to the developing world continue to grow and meet increasing global demand from energy- and transportation-related projects.

Lincoln continues to invest in expanding its North American facilities. In the United States, the Company purchased a 150,000-square-foot building adjacent to its Cleveland headquarters and is transforming it into a state-of-the-art automation facility to continue growth and gain share in robotic welding. Lincoln also is adding 110,000 square feet to its Mentor, Ohio, consumables manufacturing facility to meet increasing demand for consumables from the general fabrication, oil and gas, shipbuilding and construction equipment sectors. And it has expanded and upgraded its Chicago and Atlanta Regional Service Centers, which have achieved world-class status in demonstrating best practices and innovations in welding. In Canada, Lincoln has expanded its Indalco aluminum weld wire facility and its headquarters in Toronto to meet Canadian and export demand.

Overall, the Company is focusing on increasing its North American capacity as well as improving efficiencies and reducing costs to maintain profitability. Since 2000, Six Sigma contributions to operating profit have amounted to an annual run rate of approximately $10 million.

Lincoln also is introducing new products that offer distinct advantages for customers. For example, Lincoln's award-winning Vantage welder/generator is more compact and quieter than competing products, and offers superior

■ Plants Currently Under Construction or Expansion



POWERING UP AROUND THE GLOBE

To meet the growing worldwide demand for welding products, Lincoln Electric is investing in new plant construction or factory expansion in the United States, Canada, Mexico, Brazil, Poland, Turkey, China and India. This is Lincoln's most ambitious expansion effort ever, reflecting its financial strength and commitment to making the necessary investments to maintain its global leadership.

arc performance for improved quality and easier operation. Because of their superior product features and performance, Lincoln's Power MIG®, Power Wave® and other products on the new Power machine platform are rapidly gaining market share. Sales to the rental market remain strong, and the Company is rolling out its new Power MIG® platform to bolster retail sales in 2007. Lincoln also has successfully expanded its offerings with the J.W. Harris brazing and soldering alloy product line, with revenue increasing by more than 50 percent since the Company acquired this business in 2005.

Lincoln's innovation and industry leadership extend to the environmental and safety front. The Company's Environmental, Health and Safety Division has produced a new brochure on welding safety to help ensure that customers use Lincoln products in ways that meet new, more stringent OSHA regulations for welding. Lincoln's own environmental and safety record is excellent, as all of the Company's North American operations are expected to be certified to meet ISO 14001 standards by the end of 2007, and all of its plants in the rest of the world are slated to be certified by 2010.

ASIA-PACIFIC

Lincoln is expanding rapidly in the Asia-Pacific region as the market for welding products continues to demonstrate exceptional growth. Infrastructure, construction, energy and shipbuilding projects are escalating in this region, and as a result, the increase in sales of welding products continues to surpass the rate of economic expansion.



CHINA EXPANSION

The people of Lincoln's Asia-Pacific headquarters and manufacturing complex in Shanghai recently celebrated a production milestone.

WITHSTANDING THE ELEMENTS

The world's largest telescope, located atop an inactive volcano southeast of Mexico City and set to become fully operational in 2008, relies on our welding technology to withstand strong winds and other elements of nature.



China leads the way with a growing industrial base, expanding infrastructure and increasing consumption. In 2006, Lincoln redoubled its capacity in cored wire and expanded machine manufacturing in China. Significant additional capacity is being added during 2007. With transportation costs on the rise, having a strong manufacturing presence in China is essential to being cost-competitive in that market.

At the start of 2006, Lincoln moved its Asia-Pacific headquarters to a new building located at its Shanghai manufacturing complex. The multi-story headquarters also houses sales, an applications lab, training and demonstration facilities. The Company commenced machine production on this site and introduced its new machine line. By year's end, the Shanghai operation had established a production milestone and was in continuous production. Lincoln experienced high demand for its imported high-tech products, and the Company is now opening several additional sales branches in China.

India also has vast potential, and Lincoln plans to open its first plant there with production starting in early 2008. India's infrastructure is substantially underdeveloped, and demand for welding products is expected to escalate along with construction activity and infrastructure projects in the coming years. Import sales to India were up by double digits in 2006, driven by orders from the pipe mill and pipeline sector, and more recently from the automotive sector.

Elsewhere in the region, Lincoln was well-represented at the Japan International Welding Show, held every two years, with Chairman and CEO John Stropki serving as the keynote speaker for the 2006 opening. More than 100,000 visitors attended the show.

LATIN AMERICA

Lincoln's strong position in growing Latin American markets helped the Company set new records for sales and operating profit for that region in 2006.

OIL AND GAS TRANSPORTATION

Growing demand for energy around the world has led to a rise in the construction of large ships to transport liquid natural gas and petroleum. Worldwide activity in the energy production, transportation and storage sectors is one of the key drivers of increased sales for Lincoln Electric.





GROWTH IN AFRICA

Increased mining activities in South Africa and elsewhere on the continent, along with an abundance of energy-related projects, have led to double-digit growth for Lincoln's welding products in Africa.

Demand in Mexico came from the energy, automotive and construction equipment sectors. The Company is expanding both its equipment and consumables manufacturing plants in Torreon and has added an expanded facility in Monterrey to house a new automation training center and finished goods warehouse.

Substantial growth in Brazil is also being driven by the energy sector, with strong equipment sales into the oil and gas industry, as well as to the domestic electric power production sector. Submerged arc flux product manufactured in Brazil is in demand for both the domestic and export markets. Lincoln added capacity during the year in Brazil to meet domestic demand for flux-cored wire and submerged arc flux.

Sales in Venezuela, Peru, Ecuador and Colombia are all growing well due to energy-related demand and increased market penetration.

To supplement internal growth, Lincoln completed and integrated small acquisitions in Brazil and Colombia during 2006.

EUROPE, RUSSIA

Welding sales growth in Europe was strong in 2006, far in excess of the overall rate of economic growth, and should remain so in 2007, largely due to demand for energy and power generation. In Russia, Lincoln is providing substantial product for pipeline construction and is increasing its presence in the fabrication sector. To expand its ability to serve Eastern Europe, the Company constructed new flux-cored wire and Harris International plants in Poland.

During the 2006 fourth quarter, Lincoln acquired Metrode Products Limited, a privately held company based in England, to expand the Company's offering of specialty consumables focused on the process and power generation

PIPELINE CONSTRUCTION

Oil and gas pipeline projects require an immense amount of welding. Eastern Europe, Russia, the Middle East and Asia continue to see significant growth in pipeline construction activity, fueling widespread demand for welding equipment and consumables.



industries – including nuclear, coal, oil, gas, and petrochemicals – areas in which Lincoln had been underrepresented.

Lincoln also is substantially expanding its consumables manufacturing capabilities in Turkey and constructed a new plant with its joint venture partner, Eczacibasi/ASKAYNAK, during the year. The new plant will begin production in 2007, doubling the capacity of the older plant it is replacing.

MIDDLE EAST, AFRICA

In the Middle East, vast financial resources are being reinvested to satisfy the demand for power and increase the region's production of oil and gas, petrochemicals, aluminum and fertilizer. The Gulf construction projects market is estimated at more than a trillion dollars. In addition, local steel production is expanding to supply regional infrastructure projects. Meanwhile, in sub-Saharan Africa, mining and energy projects are fueling double-digit growth for Lincoln's welding products.

To help facilitate its triple-digit revenue growth in the Middle East and North Africa, Lincoln expanded its MENA (Middle East Northern Africa) Regional Facility in Dubai for welding demonstrations and training, to serve distributors and end-user customers.



Wherever Lincoln operates, it is **POWERING UP** to develop products tailored specifically to the needs and wants of the local market. That attention to providing solutions and giving customers what they need and want is part of the legacy of founders John C. and James F. Lincoln, and it is what drives Lincoln's worldwide success and shareholder value.

BOARD OF DIRECTORS

Harold L. Adams °2002
Lead Director
Chairman Emeritus and Former Chairman, President and Chief Executive Officer of RTKL Associates Inc.

David H. Gunning °1987
Vice Chairman of Cleveland-Cliffs Inc

Stephen G. Hanks °2006
President and Chief Executive Officer of Washington Group International, Inc.

Robert J. Knoll °2003
Former Partner of Deloitte & Touche LLP

G. Russell Lincoln °1989
President of N.A.S.T. Inc.

Kathryn Jo Lincoln °1995
Chairman of the Lincoln Institute of Land Policy

Hellene S. Runtagh °2001
Former President and Chief Executive Officer of Berwind Group

John M. Stropki °1998
Chairman, President and Chief Executive Officer of the Company

George H. Walls, Jr. °2003
Former Chief Deputy Auditor of the State of North Carolina

° Year elected as a Director

COMPANY OFFICERS AND EXECUTIVE MANAGEMENT

George D. Blankenship *1985 • ^
Senior Vice President, Global Engineering and U.S. Operations

Gabriel Bruno *1995
Vice President, Corporate Controller

Joseph G. Doria *1972
Vice President
President, Lincoln Electric Canada

Gretchen A. Farrell *1997 • ^
Vice President, Human Resources

Ralph C. Fernandez *1995
Vice President
President, Lincoln Electric Latin America

Thomas A. Flohn *1983
Vice President
President, Lincoln Electric Asia Pacific

Robert K. Gudbranson *1994 • ^
Vice President, Strategic Planning and Acquisitions

Vinod Kapoor *2000
Vice President, Global Operations Development

Michele R. Kuhrt *1997
Vice President, Corporate Tax

David M. LeBlanc *1986
Vice President
President, Lincoln Electric Europe

David J. Nangle *1979
Vice President; Group President of Brazing, Cutting and Retail Subsidiaries

Ronald A. Nelson *1972
Vice President, Machine Division

Vincent K. Petrella *1995 • ^
Senior Vice President, Chief Financial Officer and Treasurer

Richard J. Seif *1971
Senior Vice President, Sales and Marketing, and Senior Vice President for the Middle East and Africa (MEA)

John M. Stropki *1972 • ^
Chairman, President and Chief Executive Officer

Frederick G. Stueber *1995 • ^
Senior Vice President, General Counsel and Secretary

• Officer, Lincoln Electric Holdings, Inc.
^ Member, Management Committee
*** Year joined the Company**

CORPORATE INFORMATION

Additional copies of Lincoln Electric's 2006 Annual Report and Form 10-K may be obtained by contacting Corporate Relations at (216) 383-4893, sending a fax to (216) 383-8220 or visiting our Web site: www.lincolnelectric.com. This Annual Report may also be obtained by calling 1-888-400-7789.

Inquiries about dividends, shareholder records, share transfers, changes in ownership and address changes should be directed to the Transfer Agent and Registrar:

National City Bank
Dept. 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44197-1200
Attn: Shareholder Services
(800) 622-6757

The Annual Meeting of Lincoln Electric Shareholders is scheduled to be held on Friday, April 27, 2007, at 11:30 a.m., at Marriott Cleveland East, 26300 Harvard Road, Warrensville Heights, Ohio 44122. The Company's Common Shares are traded on the NASDAQ Stock Market under the stock symbol "LECO." The number of record holders of Common Shares at December 31, 2006 was 1,937.

For additional Company information, contact:

Corporate Relations
Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio 44117-1199 USA
Phone: (216) 383-4893
Fax: (216) 383-8220

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006 Commission file number 0-1402

LINCOLN ELECTRIC HOLDINGS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Ohio	34-1860551
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
22801 St. Clair Avenue, Cleveland, Ohio	44117
(Address of Principal Executive Offices)	(Zip Code)

(216) 481-8100
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(g) of the Act: None

Securities registered pursuant to Section 12(b) of the Act:

Common Shares, without par value	The NASDAQ Stock Market LLC
(Title of Each Class)	(Name of Each Exchange on Which Registered)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

☑ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the common shares held by non-affiliates as of June 30, 2006 was $2,507,448,280 (affiliates, for this purpose, have been deemed to be Directors and Executive Officers of the Company and certain significant shareholders).

The number of shares outstanding of the registrant's common shares as of December 31, 2006 was 42,806,429.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference certain information from the registrant's definitive proxy statement to be filed on or about March 30, 2007 with respect to the registrant's 2007 Annual Meeting of Shareholders.

PART I

Item 1. Business

General

As used in Item 1 of this report, the term "Company," except as otherwise indicated by the context, means Lincoln Electric Holdings, Inc., the publicly-held parent of The Lincoln Electric Company, and other Lincoln Electric Holdings, Inc. subsidiaries. The Lincoln Electric Company began operations in 1895 and was incorporated under the laws of the State of Ohio in 1906. During 1998, The Lincoln Electric Company reorganized into a holding company structure, and Lincoln Electric Holdings, Inc. became the publicly-held parent of Lincoln Electric subsidiaries worldwide, including The Lincoln Electric Company.

The Company is a full-line manufacturer and reseller of welding and cutting products. Welding products include arc welding power sources, wire feeding systems, robotic welding packages, fume extraction equipment, consumable electrodes and fluxes. The Company's welding product offering also includes regulators and torches used in oxy-fuel welding and cutting. In addition, the Company has a leading global position in the brazing and soldering alloys market.

The arc welding power sources and wire feeding systems manufactured by the Company range in technology from basic units used for light manufacturing and maintenance to highly sophisticated robotic machine applications for high production welding and fabrication. Three primary types of arc welding electrodes are produced: (1) coated manual or stick electrodes, (2) solid electrodes produced in coil reel or drum forms for continuous feeding in mechanized welding, and (3) cored electrodes produced in coil form for continuous feeding in mechanized welding.

The Company has wholly-owned subsidiaries or joint venture manufacturing facilities located in the United States, Australia, Brazil, Canada, Colombia, United Kingdom, France, Germany, Indonesia, Ireland, Italy, Mexico, the Netherlands, People's Republic of China, Poland, Spain, Taiwan, Turkey and Venezuela. The Company manages its operations by geographic location and has two reportable segments, North America and Europe, and combines all other operating segments as Other Countries. Other Countries includes results of operations for the Company's businesses in Argentina, Australia, Brazil, Colombia, Indonesia, Mexico, People's Republic of China, Taiwan and Venezuela. See Note J to the consolidated financial statements with respect to segment and geographic area information. Nearly all of the above facilities are ISO 9001 certified.

Customers

The Company's products are sold in both domestic and international markets. In North America, products are sold principally through industrial distributors, retailers and also directly to users of welding products. Outside of North America, the Company has an international sales organization comprised of Company employees and agents who sell products from the Company's various manufacturing sites to distributors, agents, dealers and product users.

The Company's major end user markets include:

- general metal fabrication,
- infrastructure including oil and gas pipelines and platforms, buildings, bridges and power generation,
- transportation and defense industries (automotive, trucks, rail, ships and aerospace),
- equipment manufacturers in construction, farming and mining,
- retail resellers, and
- rental market.

The Company is not dependent on a single customer or a few customers. The loss of any one customer would not have a material adverse effect on its business. The Company's business is not seasonal.

Competition

Conditions in the arc welding and cutting industry are highly competitive. The Company believes it is the world's largest manufacturer of consumables and equipment in a field of three or four major competitors and numerous smaller competitors. The Company continues to pursue appropriate strategies to heighten its competitiveness in domestic and international markets, which includes positioning low-cost manufacturing facilities in most geographical markets. Competition in the arc welding and cutting industry is on the basis of brand preference, product quality, price, performance, warranty, delivery, service and technical support. The Company believes its performance against these factors has contributed to the Company's position as the leader in the industry.

Virtually all of the Company's products may be classified as standard commercial articles and are manufactured for stock. The Company believes it has a competitive advantage in the marketplace because of its highly trained technical sales force and the support of its welding research and development staff, which allow it to assist the consumers of its products in optimizing their welding applications. The Company utilizes this technical expertise to present its Guaranteed Cost Reduction Program to end users through which the Company guarantees that the user will achieve cost savings in its manufacturing process when it utilizes the Company's products. This allows the Company to introduce its products to new users and to establish and maintain close relationships with its consumers. This close relationship between the technical sales force and the direct consumers, together with its supportive relationship with its distributors, who are particularly interested in handling the broad range of the Company's products, is an important element of the Company's market success and a valuable asset of the Company.

Raw Materials

The principal raw materials essential to the Company's business are various chemicals, electronics, steel, engines, brass, copper and aluminum alloys, all of which are normally available for purchase in the open market.

Patents and Trademarks

The Company holds many valuable patents, primarily in arc welding, and has increased the application process as research and development has progressed in both the United States and major international jurisdictions. The Company believes its trademarks are an important asset, and aggressively pursues brand management.

Environmental Regulations

The Company's facilities are subject to environmental regulations. To date, compliance with these environmental regulations has not had a material effect on the Company's earnings. The Company is ISO 9001 certified at nearly all facilities worldwide. In addition, the Company is ISO 14001 certified at most significant manufacturing facilities in the United States and is working to gain certification at its remaining United States facilities, as well as the remainder of its facilities worldwide.

International Operations

The Company conducts a significant amount of its business and has a number of operating facilities in countries outside the United States. As a result, the Company is subject to business risks inherent to non-U.S. activities, including political uncertainty, import and export limitations, exchange controls and currency fluctuations. The Company believes risks related to its foreign operations are mitigated due to the political and economic stability of the countries in which its largest foreign operations are located.

Research and Development

Research activities, which the Company believes provide a competitive advantage, relate to the development of new products and the improvement of existing products. Research activities are Company-sponsored. Refer to Note A to the consolidated financial statements with respect to total costs of research and development.

Employees

The number of persons employed by the Company worldwide at December 31, 2006 was 8,430. See Item 10 of Part III for information regarding the Company's executive officers, which is incorporated herein by reference.

Website Access

The Company's internet address is www.lincolnelectric.com. The Company makes available free of charge on its website at www.lincolnelectric.com its annual, quarterly and current reports, as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. The Company also posts its Code of Corporate Conduct and Ethics on its website. However, the information found on the Company's website is not part of this or any other report.

Item 1A. Risk Factors

From time to time, information we provide, statements by our employees or information included in our filings with the Securities and Exchange Commission may contain forward-looking statements that are not historical facts. Those statements are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, and our future performance, operating results, financial position and liquidity, are subject to a variety of factors that could materially affect results, including those described below. Any forward-looking statements made in this report or otherwise speak only as of the date of the statement, and, except as required by law, we undertake no obligation to update those statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

The risks and uncertainties described below and all of the other information in this report should be carefully considered. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties of which we are currently unaware or that we currently believe to be immaterial may also adversely affect our business.

If energy costs or the prices of our raw materials increase, our operating expenses could increase significantly.

In the normal course of business, we are exposed to market risk and price fluctuations related to the purchase of energy and commodities used in the manufacture of our products (primarily steel, brass, copper and aluminum alloys). The availability and prices for raw materials are subject to volatility and are influenced by worldwide economic conditions, speculative action, world supply and demand balances, inventory levels, availability of substitute materials, currency exchange rates, our competitors' production costs, anticipated or perceived shortages and other factors. Since 2003, the price of the type of steel used to manufacture our products has increased significantly and has been subject to periodic shortages due to global economic factors, including increased demand for construction materials in developing nations such as China and India. Since 2003, we have also experienced substantial inflation in prices for other raw materials, including metals, chemicals and energy costs. Energy costs could continue to rise, which would result in higher transportation, freight and other operating costs. Our future operating expenses and margins will be dependent on our ability to manage the impact of cost increases. Our results of operations may be harmed by shortages of supply and by increases in prices to the extent those increases can not be passed on to customers.

We are a co-defendant in litigation alleging manganese induced illness and litigation alleging asbestos induced illness. Liabilities relating to such litigation could reduce our profitability and impair our financial condition.

At December 31, 2006, we were a co-defendant in cases alleging manganese induced illness involving claims by approximately 6,458 plaintiffs and a co-defendant in cases alleging asbestos induced illness involving claims by approximately 31,417 plaintiffs. In each instance, we are one of a large number of defendants. In the manganese cases, the claimants allege that exposure to manganese contained in welding consumables caused the plaintiff to develop adverse neurological conditions, including a condition known as manganism. In the asbestos cases, the claimants allege that exposure to asbestos contained in welding consumables caused the plaintiffs to develop adverse pulmonary diseases, including mesothelioma and other lung cancers.

Since January 1, 1995, we have been a co-defendant in manganese cases that have been resolved as follows: 8,613 of those claims were dismissed, 14 were tried to defense verdicts in favor of us, 2 were tried to hung juries, 1 of which resulted in a plaintiff's verdict upon retrial and 1 of which resulted in a defense verdict upon retrial, and 12 were settled for immaterial amounts. Since January 1, 1995, we have been a co-defendant in asbestos cases that have been resolved as follows: 23,635 of those claims were dismissed, 10 were tried to defense verdicts, 4 were tried to plaintiff verdicts and 391 were decided in favor of us following summary judgment motions.

Defense costs have been increasing. The long-term impact of the manganese and asbestos loss contingencies, in each case in the aggregate, on operating cash flows and capital markets is difficult to assess, particularly since claims are in many different stages of development and we benefit significantly from cost-sharing with co-defendants and insurance carriers. While we intend to contest these lawsuits vigorously, and have applicable insurance relating to these claims, there are several risks and uncertainties that may affect our liability for personal claims relating to exposure to manganese and asbestos, including the future impact of changing cost sharing arrangements or a change in our overall trial experience.

Manganese is an essential element of steel and cannot be eliminated from welding consumables. Asbestos use in welding consumables in the U.S. ceased in 1981.

We may incur material losses and costs as a result of product liability claims that may be brought against us.

Our products are used in a variety of applications, including infrastructure projects such as oil and gas pipelines and platforms, buildings, bridges and power generation facilities, the manufacture of transportation and heavy equipment or machinery, and various other construction projects. We face risk of exposure to product liability claims in the event that accidents or failures on these projects result, or are alleged to result, in bodily injury or property damage. Further, our welding products are designed for use in specific applications, and if a product is used inappropriately, personal injury or property damage may result. For example, in the period between 1994 and 2000, we were a defendant or co-defendant in 21 lawsuits filed by building owners or insurers in Los Angeles County, California. The plaintiffs in those cases alleged that certain buildings affected by the 1994 Northridge earthquake sustained property damage in part because a particular electrode used in the construction of those buildings was unsuitable for that use. In the Northridge cases, one case was tried to a defense verdict in favor of us, 12 were voluntarily dismissed, 7 were settled and we received summary judgment in our favor in another.

The occurrence of defects in or failures of our products, or the misuse of our products in specific applications, could cause termination of customer contracts, increased costs and losses to us, our customers and other end users. We cannot be assured that we will not experience any material product liability losses in the future or that we will not incur significant costs to defend those claims. Further, we cannot be assured that our product liability insurance coverage will be adequate for any liabilities that we may ultimately incur or that it will continue to be available on terms acceptable to us.

The cyclicality and maturity of the United States arc welding and cutting industry may adversely affect our performance.

The United States arc welding and cutting industry is a mature industry that is cyclical in nature. The growth of the domestic arc welding and cutting industry has been and continues to be constrained by factors such as the increased cost of steel and increased offshore production of fabricated steel structures. Overall demand for arc welding and cutting products is largely determined by the level of capital spending in manufacturing and other industrial sectors, and the welding industry has historically experienced contraction during periods of slowing industrial activity. If economic, business and industry conditions deteriorate, capital spending in those sectors may be substantially decreased, which could reduce demand for our products, our revenues and our results of operations.

We may not be able to complete our acquisition strategy or successfully integrate acquired businesses.

Part of our business strategy is to pursue targeted business acquisition opportunities, including foreign investment opportunities. We cannot be certain that we will be successful in pursuing potential acquisition candidates or that the consequences of any acquisition would be beneficial to us. Future acquisitions may involve the expenditure of significant funds and management time. Depending on the nature, size and timing of future acquisitions, we may be required to raise additional financing, which may not be available to us on acceptable terms. Our current operational cash flow is sufficient to fund our current acquisition plans, but a significant acquisition would require access to the capital markets. Further, we may not be able to successfully integrate any acquired business with our existing businesses or recognize expected benefits from any completed acquisition.

If we cannot continue to develop, manufacture and market products that meet customer demands, our revenues and gross margins may suffer.

Our continued success depends, in part, on our ability to continue to meet our customers' needs for welding products through the introduction of innovative new products and the enhancement of existing product design and performance characteristics. We must remain committed to product research and development and customer service in order to remain competitive. Accordingly, we may spend a proportionately greater amount on research and development than some of our competitors. We cannot be assured that new products or product improvements, once developed, will meet with customer acceptance and contribute positively to our operating results, or that we will be able to continue our product development efforts at a pace to sustain future growth. Further, we may lose customers to our competitors if they demonstrate product design, development or manufacturing capabilities superior to ours.

The competitive pressures we face could harm our revenue, gross margins and prospects.

We operate in a highly competitive global environment and compete in each of our businesses with other broad line manufacturers and numerous smaller competitors specializing in particular products. We compete primarily on the basis of brand, product quality, price, performance, warranty, delivery, service and technical support. If our products, services, support and cost structure do not enable us to compete successfully based on any of those criteria, our operations, results and prospects could suffer.

Further, in the past decade, the United States arc welding industry has been subject to increased levels of foreign competition as low cost imports have become more readily available. This foreign competition intensifies as the value of the U.S. dollar falls in relation to other currencies.

Our competitive position could also be harmed if new or emerging competitors become more active in the arc welding business. For example, while steel manufacturers traditionally have not been significant competitors in the domestic arc welding industry, some foreign integrated steel producers have begun to manufacture selected consumable arc welding products. Our sales and results of operations, as well as our plans to expand in some foreign countries, could be harmed by this practice as well.

We conduct our sales and distribution operations on a worldwide basis and are subject to the risks associated with doing business outside the United States.

Our long-term strategy is to continue to increase our share in growing international markets, particularly Asia (with emphasis in China and India), Latin America, Eastern Europe and other developing markets. There are a number of risks in doing business abroad, which may impede our ability to achieve our strategic objectives relating to our foreign operations. Many developing countries, like Venezuela, have a significant degree of political and economic uncertainty that may impede our ability to implement and achieve our foreign growth objectives. In addition, compliance with multiple and potentially conflicting foreign laws and regulations, import and export limitations and exchange controls is burdensome and expensive.

Moreover, social unrest, the absence of trained labor pools and the uncertainties associated with entering into joint ventures or similar arrangements in foreign countries have slowed our business expansion into some developing economies. Our presence in China has been facilitated largely through joint venture agreements with local organizations. While this strategy has allowed us to gain a footprint in China while leveraging the experience of local organizations, it also presents corporate governance and management challenges.

Our foreign operations also subject us to the risks of international terrorism and hostilities and to foreign currency risks, including exchange rate fluctuations and limits on the repatriation of funds.

Our operations depend on maintaining a skilled workforce, and any interruption in our workforce could negatively impact our results of operations and financial condition.

We are dependent on our highly trained technical sales force and the support of our welding research and development staff. Any interruption of our workforce, including interruptions due to unionization efforts, changes in labor relations or shortages of appropriately skilled individuals for our research, production and sales forces could impact our results of operations and financial condition.

Our revenues and results of operations may suffer if we cannot continue to enforce the intellectual property rights on which our business depends or if third parties assert that we violate their intellectual property rights.

We rely upon patent, trademark, copyright and trade secret laws in the United States and similar laws in foreign countries, as well as agreements with our employees, customers, suppliers and other third parties, to establish and maintain our intellectual property rights. However, any of our intellectual property rights could be challenged, invalidated or circumvented, or our intellectual property rights may not be sufficient to provide a competitive advantage. Further, the laws of certain foreign countries do not protect our proprietary rights to the same extent as U.S. laws. Accordingly, in certain countries, we may be unable to protect our proprietary rights against unauthorized third-party copying or use, which could impact our competitive position.

Further, third parties may claim that we or our customers are infringing upon their intellectual property rights. Even if we believe that those claims are without merit, defending those claims and contesting the validity of patents can be time-consuming and costly. Claims of intellectual property infringement also might require us to redesign affected products, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from manufacturing, marketing or selling certain of our products.

Our global operations are subject to increasingly complex environmental regulatory requirements.

We are subject to increasingly complex environmental regulations affecting international manufacturers, including those related to air and water emissions and waste management. Further, it is our policy to apply strict standards for environmental protection to sites inside and outside the United States, even when we are not subject to local government regulations. We may incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, liabilities resulting from third-party property damage or personal injury claims, or our products could be enjoined from entering certain jurisdictions, if we were to violate or become liable under environmental laws or if our products become non-compliant with environmental laws.

We also face increasing complexity in our products design and procurement operations as we adjust to new and future requirements relating to the design, production and labeling of our electrical equipment products that are sold in the European Union. The ultimate costs under environmental laws and the timing of these costs are difficult to predict, and liability under some environmental laws relating to contaminated sites can be imposed retroactively and on a joint and several basis.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company's corporate headquarters and principal United States manufacturing facilities are located in the Cleveland, Ohio area. Total Cleveland area property consists of 232 acres, of which present manufacturing facilities comprise an area of approximately 2,831,000 square feet.

In addition to the principal facilities in the Cleveland, Ohio area, the Company operates four other manufacturing locations in the United States and 30 manufacturing locations (including joint ventures) in 18 foreign countries, the locations of which are as follows:

United States:	Mason, Ohio; Cranston, Rhode Island; Gainesville, Georgia; Santa Fe Springs, California.
Australia:	Sydney.
Brazil:	Sao Paulo.
Canada:	Toronto; Mississauga.
Colombia:	Bogota.
United Kingdom:	Sheffield; Chertsey.
France:	Grand-Quevilly.
Germany:	Essen.
Indonesia:	Cikarang.
Ireland:	Rathnew.
Italy:	Bologna; Genoa; Corsalone.
Mexico:	Mexico City; Torreon; Culiacan.
Netherlands:	Nijmegen.
People's Republic of China:	Shanghai; Jining, Inner Mongolia; Jinzhou; Jiangyin; Nanjing.
Poland:	Bielawa.
Spain:	Barcelona.
Taiwan:	Tainan.
Turkey:	Istanbul.
Venezuela:	Maracay.

All properties relating to the Company's Cleveland, Ohio headquarters and manufacturing facilities are owned outright by the Company. In addition, the Company maintains operating leases for its distribution centers and many sales offices throughout the world. See Note M to the consolidated financial statements with respect to lease commitments. Most of the Company's foreign subsidiaries own manufacturing facilities in the foreign country where they are located. At December 31, 2006, $3.2 million of indebtedness was secured by property, plant and equipment with a book value of $4.7 million.

Item 3. Legal Proceedings

The Company is subject, from time to time, to a variety of civil and administrative proceedings arising out of its normal operations, including, without limitation, product liability claims and health, safety and environmental claims. Among such proceedings are the cases described below.

At December 31, 2006, the Company was a co-defendant in cases alleging asbestos induced illness involving claims by approximately 31,417 plaintiffs, which is a net decrease of 2,174 claims from those previously reported. In each instance, the Company is one of a large number of defendants. The asbestos claimants seek compensatory and punitive damages, in most cases for unspecified sums. Since January 1, 1995, the Company has been a co-defendant in other similar cases that have been resolved as follows: 23,635 of those claims were dismissed, 10 were tried to defense verdicts, 4 were tried to plaintiff verdicts (2 of which were satisfied and 2 of which are subject to appeal) and 391 were decided in favor of the Company following summary judgment motions.

At December 31, 2006, the Company was a co-defendant in cases alleging manganese induced illness involving claims by approximately 6,458 plaintiffs, which is a net decrease of 14 claims from those previously reported. However, in January 2007, motions to dismiss by 1,043 claimants were filed in federal court, reducing pending claims to 5,415 plaintiffs. In each instance, the Company is one of a large number of defendants. The claimants in cases alleging manganese induced illness seek compensatory and punitive damages, in most cases for unspecified sums. The claimants allege that exposure to manganese contained in welding consumables caused the plaintiffs to develop adverse neurological conditions, including a condition known as manganism. At December 31, 2006, cases involving 3,074 claimants were filed in or transferred to federal court where the Judicial Panel on MultiDistrict Litigation has consolidated these cases for pretrial proceedings in the Northern District of Ohio (the "MDL Court"). In January 2007, as noted above, motions to dismiss 1,043 of these claims were filed, reducing MDL claimants to 2,031. Plaintiffs have also filed class actions seeking medical monitoring in eight state courts, seven of which have been removed to the MDL Court. Since January 1, 1995, the Company has been a co-defendant in similar cases that have been resolved as follows: 8,613 of those claims were dismissed, 14 were tried to defense verdicts in favor of the Company, 2 were tried to hung juries, 1 of which resulted in a plaintiff's verdict upon retrial and 1 of which resulted in a defense verdict upon retrial (subsequently, however, a motion for a new trial has been granted), and 12 were settled for immaterial amounts.

On December 13, 2006, the Company filed a complaint in U.S. District Court (Northern District of Ohio) against Illinois Tool Works, Inc. seeking a declaratory judgment that 8 patents owned by the defendant relating to certain inverter power sources have not and are not being infringed and that the subject patents are invalid.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the quarter ended December 31, 2006.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common shares are traded on The NASDAQ Stock Market under the symbol "LECO." The number of record holders of common shares at December 31, 2006 was 1,937.

The total amount of dividends paid in 2006 was $32,274,651. For 2006, dividends were paid quarterly on January 15, April 15, July 15 and October 13.

Quarterly high and low stock prices and dividends declared for the last two years were:

	2006			2005		
	High	Low	Dividends Declared	High	Low	Dividends Declared
March 31	$54.66	$38.20	$0.19	$35.01	$29.25	$0.18
June 30	62.65	48.76	0.19	33.59	28.49	0.18
September 30	62.68	53.95	0.19	40.12	32.48	0.18
December 31	62.91	52.64	0.22	42.44	37.09	0.19

Source: The NASDAQ Stock Market

The following line graph compares the yearly percentage change in the cumulative total shareholder return on Lincoln Electric Holdings, Inc. ("Lincoln") common shares against the cumulative total return of the S&P Composite 500 Stock Index ("S&P 500") and the Russell 2000 Stock Index ("Russell 2000") for the five-year calendar period commencing January 1, 2002 and ending December 31, 2006. This graph assumes that $100 was invested on December 31, 2001 in each of Lincoln common, the S&P 500 companies and the Russell 2000 Stock Index. A compatible peer-group index for the welding industry, in general, was not readily available because the industry is comprised of a relatively small number of competitors, many of whom either are relatively small pieces of large publicly traded companies or are privately held. The Russell 2000, published by the Frank Russell Company, represents a developed index based on a concentration of companies having relatively small market capitalization, similar to the Company.



Five Year Performance Comparison
Lincoln Common, S&P 500, Russell 2000 Composite Indices
$300
$250
$200
$150
$100
$50
$0
2001
2002
2003
2004
2005
2006
Lincoln
S&P 500
Russell 2000

	2001	2002	2003	2004	2005	2006
Lincoln	100	97	107	152	177	274
S&P 500	100	78	100	111	116	134
Russell 2000	100	80	117	138	145	171

Item 6. Selected Financial Data

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands of dollars, except per share data)				
Net sales	$1,971,915	$1,601,190	$1,333,675	$1,040,589	$994,077
Income before the cumulative effect of a change in accounting principle	175,008	122,306	80,596	54,542	66,882
Cumulative effect of a change in accounting principle, net of tax	—	—	—	—	(37,607)
Net income	$ 175,008	$ 122,306	$ 80,596	$ 54,542	$ 29,275

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands of dollars, except per share data)				
Basic earnings per share:					
Basic earnings per share before the cumulative effect of a change in accounting principle	$ 4.11	$ 2.93	$ 1.96	$ 1.32	$ 1.58
Cumulative effect of a change in accounting principle, net of tax	—	—	—	—	(0.89)
Basic earnings per share	$ 4.11	$ 2.93	$ 1.96	$ 1.32	$ 0.69
Diluted earnings per share:					
Diluted earnings per share before the cumulative effect of a change in accounting principle	$ 4.07	$ 2.90	$ 1.94	$ 1.31	$ 1.56
Cumulative effect of a change in accounting principle, net of tax	—	—	—	—	(0.88)
Diluted earnings per share	$ 4.07	$ 2.90	$ 1.94	$ 1.31	$ 0.68
Cash dividends declared	$ 0.79	$ 0.73	$ 0.69	$ 0.64	$ 0.61
Total assets	$1,394,579	$1,161,161	$1,059,164	$ 928,866	$901,269
Long-term debt	$ 113,965	$ 157,853	$ 163,931	$ 169,030	$174,146

2006 includes a pre-tax charge of $3,478 ($3,478 after-tax) relating to the Company's rationalization programs in Europe and a pre-tax gain of $9,006 ($7,204 after-tax) on the sale of a facility in Ireland (See Note F).

2005 includes a pre-tax charge of $1,761 ($1,303 after-tax) relating to the Company's rationalization programs in Europe (See Note F), a one-time state income tax benefit of $1,807 (net of federal benefit) relating to changes in Ohio tax laws, a favorable adjustment of $8,711 related to the resolution of prior years' tax liabilities, a net favorable tax benefit of $1,146 associated with the repatriation of foreign earnings and a pre-tax gain of $1,418 ($876 after-tax) on the settlement of legal disputes.

2004 includes a pre-tax charge of $2,440 ($2,061 after-tax) relating to the Company's rationalization programs in Europe (See Note F), and $4,525 ($2,828 after-tax) in pension settlement provisions, accrued base pay, bonus, and stock compensation related to the retirement of the Company's past Chairman and CEO.

2003 included a pre-tax charge of $1,743 ($1,367 after-tax) relating to a Company rationalization program.

2002 included a pre-tax charge of $10,468 ($7,045 after-tax) relating to a Company rationalization program and a pre-tax charge for the cumulative effect of an accounting change of $38,307 ($37,607 after-tax).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
(In thousands of dollars, except share and per share data)

The following discussions of financial condition and results of operations should be read together with "Selected Financial Data," the Company's consolidated financial statements and other financial information included elsewhere in this report. This report contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in the forward-looking statements. See Risk Factors in Item 1A for more information regarding forward-looking statements.

GENERAL

The Company is the world's largest designer and manufacturer of arc welding and cutting products, manufacturing a full line of arc welding equipment, consumable welding products and other welding and cutting products.

The Company is one of only a few worldwide broad line manufacturers of both arc welding equipment and consumable products. Welding products include arc welding power sources, wire feeding systems, robotic welding packages, fume extraction equipment, consumable electrodes and fluxes. The Company's welding product offering also includes regulators and torches used in oxy-fuel welding and cutting. In addition, the Company has a leading global position in the brazing and soldering alloys market.

The Company invests in the research and development of arc welding equipment and consumable products in order to continue its market leading product offering. The Company continues to invest in technologies that improve the quality and productivity of welding products. In addition, the Company continues to actively increase its patent application process in order to secure its technology advantage in the United States and other major international jurisdictions. The Company believes its significant investment in research and development and its highly trained technical sales force provides a competitive advantage in the marketplace.

The Company's products are sold in both domestic and international markets. In North America, products are sold principally through industrial distributors, retailers and also directly to users of welding products. Outside of North America, the Company has an international sales organization comprised of Company employees and agents who sell products from the Company's various manufacturing sites to distributors, agents, dealers and product users.

The Company's major end user markets include:

- general metal fabrication,
- infrastructure including oil and gas pipelines and platforms, buildings, bridges and power generation,
- transportation and defense industries (automotive, trucks, rail, ships and aerospace),
- equipment manufacturers in construction, farming and mining,
- retail resellers, and
- rental market.

The Company has, through wholly-owned subsidiaries or joint ventures, manufacturing facilities located in the United States, Australia, Brazil, Canada, Colombia, United Kingdom, France, Germany, Indonesia, Ireland, Italy, Mexico, the Netherlands, People's Republic of China, Poland, Spain, Taiwan, Turkey and Venezuela.

The Company's sales and distribution network, coupled with its manufacturing facilities are reported as two separate reportable segments, North America and Europe, and combines all other operating segments as Other Countries.

The principal raw materials essential to the Company's business are various chemicals, electronics, steel, engines, brass, copper and aluminum alloys, all of which are normally available for purchase in the open market.

The Company's facilities are subject to environmental regulations. To date, compliance with these environmental regulations has not had a material effect on the Company's earnings. The Company is ISO 9001 certified at nearly all facilities worldwide. In addition, the Company is ISO 14001 certified at most significant manufacturing facilities in the United States and is working to gain certification at its remaining United States facilities, as well as the remainder of its facilities worldwide.

Key Indicators

Key economic measures relevant to the Company include industrial production trends, steel consumption, purchasing manager indices, capacity utilization within durable goods manufacturers, and consumer confidence indicators. Key industries which provide a relative indication of demand drivers to the Company include farm machinery and equipment, construction and transportation, fabricated metals, electrical equipment, ship and boat building, defense, truck manufacturing and railroad equipment. Although these measures provide key information on trends relevant to the Company, the Company does not have available a more direct correlation of leading indicators which can provide a forward-looking view of demand levels in the markets which ultimately use the Company's welding products.

Key operating measures utilized by the operating units to manage the Company include orders, sales, inventory and fill-rates, all of which provide key indicators of business trends. These measures are reported on various cycles including daily, weekly and monthly depending on the needs established by operating management.

Key financial measures utilized by the Company's executive management and operating units in order to evaluate the results of its business and in understanding key variables impacting the current and future results of the Company include: sales, gross profit, selling, general and administrative expenses, earnings before interest, taxes and bonus, operating cash flows and capital expenditures, including applicable ratios such as return on investment and average operating working capital to sales. These measures are reviewed at monthly, quarterly and annual intervals and compared with historical periods, as well as objectives established by the Board of Directors of the Company.

RESULTS OF OPERATIONS

The following table shows the Company's results of operations:

	Year Ended December 31,					
	2006		2005		2004	
(Dollars in thousands)	Amount	% of Sales	Amount	% of Sales	Amount	% of Sales
Net sales	$1,971,915	100.0%	$1,601,190	100.0%	$1,333,675	100.0%
Cost of goods sold	1,419,638	72.0%	1,164,275	72.7%	971,317	72.8%
Gross profit	552,277	28.0%	436,915	27.3%	362,358	27.2%
Selling, general & administrative expenses	315,829	16.0%	285,309	17.8%	256,616	19.2%
Rationalization charges	3,478	0.2%	1,761	0.1%	2,440	0.2%
Operating income	232,970	11.8%	149,845	9.4%	103,302	7.8%
Interest income	5,876	0.3%	4,000	0.2%	3,071	0.2%
Equity earnings in affiliates	7,640	0.4%	3,312	0.2%	4,005	0.3%
Other income	1,839	0.1%	4,689	0.3%	3,542	0.3%
Interest expense	(10,153)	(0.5)%	(7,947)	(0.5)%	(6,143)	(0.5)%
Income before income taxes	238,172	12.1%	153,899	9.6%	107,777	8.1%
Income taxes	63,164	3.2%	31,593	2.0%	27,181	2.1%
Net income	$ 175,008	8.9%	$ 122,306	7.6%	$ 80,596	6.0%

2006 COMPARED TO 2005

Net Sales. Net sales for 2006 increased 23.2% to $1,971,915 from $1,601,190 in 2005. The increase in net sales reflects a 15.5%, or $248,048, increase due to volume, a 3.4%, or $54,496 increase from acquisitions, an increase of 2.9%, or $46,868 in price increases, and a 1.3%, or $21,313 favorable impact as a result of changes in foreign currency exchange rates. Net sales for the North American operations increased 23.6% to $1,305,472 for 2006 compared to $1,056,134 in 2005. This increase reflects an increase of 15.2% or $161,038 due to volume, an increase of 4.4%, or $46,784 from the acquisition of J.W. Harris, Inc. ("J.W. Harris") an increase of $33,714, or 3.2% in price increases and a 0.7%, or $7,802 favorable impact as a result of changes in foreign currency exchange rates. European sales have increased 21.7% to $372,308 in 2006 from $305,846 in the prior year. This increase is a result of a 15.9%, or $48,607 increase in volume, an increase of 2.5%, or $7,690, relating to the acquisitions of Metrode Products Limited ("Metrode") and J.W. Harris, and a 3.6% or $11,101 favorable impact as a result of changes in foreign currency exchange rates. Other Countries sales increased 23.0% to $294,135 in 2006 from $239,210 in the prior year. This increase reflects an increase of $38,403 or 16.1% due to volume, an increase of 5.9%, or $14,090 in price increases and an increase of $2,410, or 1.0% as a result of changes in foreign currency exchange rates.

Gross Profit. Gross profit increased 26.4% to $552,277 during 2006 compared to $436,915 in 2005. As a percentage of net sales, Gross profit increased to 28.0% in 2006 from 27.3% in 2005. This increase was primarily a result of favorable leverage on increased volumes. In addition, foreign currency exchange rates had a $3,968 favorable impact in 2006. This increase was partially offset by a shift in sales mix to traditionally lower margin geographies and businesses, including the effects of acquisitions, as well as an increase in product liability defense costs of $7,585.

Since 2003, the Company has experienced a higher level of increases in raw material prices, including metals and chemicals. In addition, energy costs trended higher resulting in higher operating costs including transportation and freight. As worldwide demand remains high, the Company expects these costs to remain at relatively elevated levels. Although the Company believes a number of factors, including price increases, product mix, overhead absorption, and its continuing restructuring efforts will offset increased costs, future margin levels will be dependent on the Company's ability to manage these cost increases.

Selling, General & Administrative (SG&A) Expenses. SG&A expenses increased $30,520, or 10.7%, in 2006, compared with 2005. The increase was primarily for higher bonus expense of $18,010, incremental selling, general and administrative expenses from acquisitions totaling $4,224 and higher selling expenses of $6,821 resulting from increased sales activity. Foreign currency exchange rates had a $1,783 unfavorable impact. SG&A expenses include a gain of $9,006 ($7,204 after-tax) on sale of the Company's facility in Ireland.

Rationalization Charges. In 2006, the Company recorded rationalization charges of $3,478 ($3,478 after-tax) primarily related to severance costs covering 66 employees at the Company's facility in Ireland. During 2005, the Company recorded rationalization charges of $1,761 ($1,303 after-tax) primarily for employee severance costs related to rationalization efforts in France and Ireland.

Interest Income. Interest income increased to $5,876 in 2006 from $4,000 in 2005. The increase was a result of increases in interest rates and higher cash balances in 2006 when compared to 2005.

Equity Earnings in Affiliates. Equity earnings in affiliates increased to $7,640 in 2006 from $3,312 in 2005 primarily a result of increased earnings at the Company's joint venture investments in Turkey and Taiwan.

Other Income. Other income decreased $2,850 to $1,839 in 2006 from $4,689 in 2005. The decrease was primarily due to the favorable settlement of legal disputes in 2005 totaling $1,418.

Interest Expense. Interest expense increased to $10,153 in 2006 from $7,947 in 2005 as a result of higher interest rates.

Income Taxes. Income taxes for 2006 were $63,164 on income before income taxes of $238,172, an effective rate of 26.5%, compared with income taxes of $31,593 on income before income taxes of $153,899, or an effective rate of 20.5% for 2005. The effective rate for 2006 was lower than the Company's statutory rate primarily because of the utilization of foreign tax credits, lower taxes on non-U.S. earnings and the utilization of foreign tax loss carry forwards, for which valuation allowances have been previously provided. 2005 included favorable tax benefits of $9,857 related to the resolution of prior years' tax liabilities and the repatriation of foreign earnings and an adjustment to state deferred income taxes totaling $1,807. The deferred tax adjustment reflected the impact of a one-time state income tax benefit related to changes in Ohio tax laws, including the effect of lower tax rates. The decrease in the effective tax rate from 2005, excluding these items, reflects an increase in earnings in lower tax rate jurisdictions, including the gain on the sale of the Company's facility in Ireland.

Net Income. Net income for 2006 was $175,008 compared to $122,306 last year. Diluted earnings per share for 2006 were $4.07 compared to $2.90 per share in 2005. Foreign currency exchange rate movements had a $1,783 favorable effect on net income for 2006 and an immaterial impact in 2005.

2005 COMPARED TO 2004

Net Sales. Net sales for 2005 increased 20.1% to $1,601,190 from $1,333,675 in 2004. The increase in net sales reflects an 8.0%, or $106,376 increase due to price increases, a 7.0%, or $93,033 increase due to acquisitions, an increase of 4.2%, or $56,325 due to volume, as well as a 0.9%, or $11,781 favorable impact of foreign currency exchange rates. Net sales for North American operations increased 20.5% to $1,056,134 for 2005 compared to $875,422 in 2004. This increase reflects an increase of 8.3% or $72,996 due to price increases, an increase of 8.2%, or $72,222 due to newly acquired companies, a $28,387, or 3.2% increase in volume from last year and a 0.8%, or $7,107 favorable impact of foreign currency exchange rates. European sales increased 8.9% to $305,846 in 2005 from $281,133 in the prior year. This increase is due to a 5.2%, or $14,503 increase due to price increases, an increase of 2.0%, or $5,628 due to volume, a 1.6% or $4,390 increase in newly acquired companies, as well as a 0.1%, or $192 favorable impact of foreign currency exchange rates. Other Countries sales increased 35.1% to $239,210 in 2005 from $177,120 in the prior year. This increase reflects an increase of $22,310 or 12.6% due to volume, an increase of 10.7%, or $18,877 due to price increases, an increase of 9.3%, or $16,421 from newly acquired companies, and a 2.5%, or $4,482 favorable impact of foreign currency exchange rates.

Gross Profit. Gross profit increased 20.6% to $436,915 during 2005 compared to $362,358 in 2004. As a percentage of net sales, Gross profit of 27.3% increased slightly in 2005 from 27.2% in 2004. In comparison to 2004 as a percent of sales, Gross profit reflects price increases implemented in the fourth quarter of 2004 to offset significant increases in raw material costs which accelerated in the third quarter of 2004 in North America. A $3,525 favorable impact of foreign currency exchange rates in 2005 also contributed to the increase in Gross profit. Offsetting this increase was a shift in sales mix to traditionally lower margin geographies and businesses, including the effects of recent acquisitions and declining margins due to increased material costs and unfavorable production variances in Europe. In addition, Gross profit in North America was negatively impacted by an increase in product liability defense costs of approximately $5,000.

Selling, General & Administrative (SG&A) Expenses. SG&A expenses increased $28,693, or 11.2%, for 2005, compared with 2004. The increase was primarily due to higher bonus expense of $16,445, higher selling expenses of $7,829 due to increased sales levels, incremental selling, general and administrative expenses from recently acquired businesses totaling $6,232, settlement losses of $2,138 incurred on the termination of a European pension plan and the loss on the sale of a business totaling $1,942. The prior year included $4,525 of pension settlement provisions, accrued base pay, bonus and stock compensation related to the retirement in 2004 of the Company's past Chairman and CEO.

Rationalization Charges. In 2005, the Company recorded charges of $1,761 ($1,303 after tax) related to rationalization efforts in Europe. These charges related to employee severance costs covering 40 employees in France, 64 in Ireland, 7 employees in Norway and 6 employees in Sweden.

In 2004, the Company recorded rationalization charges of $2,440 ($2,061 after-tax). The rationalization charges were related to employee severance, contract termination, warehouse relocation and professional fees. Employee severance costs covering 40 employees in France, 7 employees in Norway and 6 employees in Sweden were $1,624 ($1,268 after-tax). Costs not related to employee severance amounted to $816 ($816 after-tax).

Equity Earnings in Affiliates. Equity earnings in affiliates decreased $693 from $4,005 in 2004 to $3,312 in 2005, due to decreased earnings at the Company's joint venture investments in Taiwan and China.

Other Income. Other income increased to $4,689 in 2005 from $3,542 in 2004. The increase was primarily due to the settlement of legal disputes totaling $1,418 in 2005.

Interest Expense. Interest expense increased to $7,947 in 2005 from $6,143 in 2004 because of higher interest rates.

Income Taxes. Income taxes for 2005 were $31,593 on income before income taxes of $153,899, an effective rate of 20.5%, as compared with income taxes of $27,181 on income before income taxes of $107,777 or an effective rate of 25.2% for 2004. The effective rates for 2005 and 2004 are lower than the Company's statutory rate primarily because of the utilization of foreign and domestic tax credits, lower taxes on non-U.S. earnings, and non-recurring items in 2005 including the resolution of prior years' tax liabilities of $8,711, an adjustment to state deferred income taxes totaling $1,807, and a net favorable tax benefit of $1,146 associated with repatriation of foreign earnings. The deferred tax adjustment reflects the impact of a one-time state income tax benefit relating to changes in Ohio tax laws, including the effect of lower tax rates. Excluding these items the Company's effective tax rate for 2005 was 28.1%. The increase in the effective tax rate, excluding these items, is primarily related to an increase in pre-tax income.

Net Income. Net income for 2005 was $122,306 compared to $80,596 in 2004. Diluted earnings per share for 2005 were $2.90 compared to $1.94 per share in 2004. Foreign currency exchange rate movements did not have a material effect on net income in 2005 or 2004.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash flow from operations, while cyclical, has been reliable and consistent. The Company has relatively unrestricted access to capital markets. Operational cash flow is a key driver of liquidity, providing cash and access to capital markets. In assessing liquidity, the Company reviews working capital measurements to define areas of improvement. Management anticipates the Company will be able to satisfy cash requirements for its ongoing businesses for the foreseeable future primarily with cash generated by operations, existing cash balances and, if necessary, borrowings under its existing credit facilities.

The following table reflects changes in key cash flow measures:

	Year Ended December 31,			Change	
(Dollars in thousands)	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
Cash provided by operating activities:	$118,680	$117,024	$ 51,260	$ 1,656	$ 65,764
Cash used by investing activities:	(89,715)	(69,473)	(58,490)	(20,242)	(10,983)
Capital expenditures	(76,002)	(50,415)	(56,441)	(25,587)	6,026
Acquisitions of businesses, net of cash acquired	(25,504)	(78,174)	(11,815)	52,670	(66,359)
Cash used by financing activities:	(17,729)	(31,992)	(14,680)	14,263	(17,312)
Payments on long-term borrowings	(3,147)	(15,471)	(5,178)	12,324	(10,293)
Proceeds from exercise of stock options	13,618	21,230	22,555	(7,612)	(1,325)
Purchase of shares for treasury	(126)	(12,803)	(4,368)	12,677	(8,435)
Cash dividends paid to shareholders	(32,275)	(30,037)	(27,485)	(2,238)	(2,552)
Increase (decrease) in Cash and cash equivalents	12,205	15,188	(21,066)	(2,983)	36,254

2006 COMPARED TO 2005

Cash and cash equivalents increased 11.3%, or $12,205, to $120,212 as of December 31, 2006, from $108,007 as of December 31, 2005. This compares to a $15,188 increase in cash and cash equivalents during 2005.

Cash provided by operating activities increased by $1,656 for 2006 compared to 2005. The increase was primarily related to an increase in net income partially offset by an increase in working capital levels when compared to 2005. Average working capital to sales was 25.8% at December 31, 2006 compared to 24.7% at December 31, 2005. Days sales in inventory increased from 114.8 days at December 31, 2005 to 117.3 days at December 31, 2006. Accounts receivable days increased from 56.1 days at December 31, 2005 to 57.7 days at December 31, 2006. Average days in accounts payable decreased to 38.9 days at December 31, 2006 from 40.2 days at December 31, 2005.

Cash used by investing activities for 2006 compared to 2005 reflects a decrease in cash used in the acquisition of businesses of $52,670, and a decrease in net proceeds received from the sale of marketable securities of $55,441 in 2005. In addition, capital expenditures during 2006 were $76,002, a $25,587 increase from 2005. The Company anticipates capital expenditures in 2007 of approximately $75,000. Anticipated capital expenditures reflect plans to expand the Company's manufacturing capacity due to an increase in customer demand and the Company's continuing international expansion. Management critically evaluates all proposed capital expenditures and requires each project to increase efficiency, reduce costs, promote business growth, or to improve the overall safety and environmental conditions of the Company's facilities. Management does not currently anticipate any unusual future cash outlays relating to capital expenditures.

Cash used by financing activities decreased $14,263 in 2006 compared to 2005. The decrease was primarily due to a decrease in treasury share purchases of $12,677, less of a reduction in debt in 2006 of $6,193 and tax benefits from the exercise of stock options of $5,243. This decrease was partially offset by a decrease in proceeds received from stock option exercises of $7,612.

The Company's debt levels decreased from $166,016 at December 31, 2005, to $161,099 at December 31, 2006. Debt to total capitalization decreased to 15.9% at December 31, 2006 from 20.3% at December 31, 2005.

The Company's Board of Directors authorized share repurchase programs for up to 15 million shares of the Company's common stock. Total shares purchased through the share repurchase programs were 10,243,988 shares at a cost of $216,392 through December 31, 2006.

In January 2007, the Company paid a quarterly cash dividend of 22 cents per share, or $9,403 to shareholders of record on December 31, 2006.

2005 COMPARED TO 2004

Cash and cash equivalents increased 16.3%, or $15,188 to $108,007 as of December 31, 2005, from $92,819 as of December 31, 2004. This compares to a $21,066 decrease in cash and cash equivalents during 2004.

Cash provided by operating activities increased by $65,764 for 2005 compared to 2004. The increase was primarily related to an increase in Net income and less of an increase in working capital when compared to 2004. Accounts receivable and Inventories increased less in the current year as the Company did not experience a growth in sales during 2005 as significant as 2004. Days' sales in inventory decreased from 120.6 days at December 31, 2004 to 114.8 days at December 31, 2005, and accounts receivable days decreased from 60.7 days at December 31, 2004 to 56.1 days at December 31, 2005. Average days in accounts payable decreased to 40.2 days at December 31, 2005 from 43.1 days at December 31, 2004.

Cash used by investing activities increased $10,983 for 2005 compared to 2004. The increase was primarily due to the acquisition of J.W. Harris for approximately $71,000, net of cash acquired. This was partially offset by a net increase in the proceeds from the sale of marketable securities of $49,263. Capital expenditures during 2005 were $50,415, a $6,026 decrease from 2004.

Cash used by financing activities increased $17,312 in 2005 compared to 2004. The increase was primarily due to an increase in payments on long-term borrowings of $10,293 and an increase in treasury share purchases during 2005 of $8,435, partially offset by an increase in short-term borrowings of $5,293.

The Company's debt levels decreased from $167,374 at December 31, 2004, to $166,016 at December 31, 2005. Debt to total capitalization decreased to 20.3% at December 31, 2005, from 22.5% at December 31, 2004.

During 2005, the Company purchased 429,890 shares of its common stock on the open market at a cost of $12,803. Total shares purchased through the share repurchase programs were 10,241,673 shares at a cost of $216,266 through December 31, 2005.

A total of $30,037 in dividends was paid during 2005. In January 2006, the Company paid a quarterly cash dividend of 19 cents per share to shareholders of record on December 31, 2005.

Rationalization

In 2005, the Company committed to a plan to rationalize manufacturing operations (the "Ireland Rationalization") at Harris Calorific Limited ("Harris Ireland"). In connection with the Ireland Rationalization, the Company is transferring all manufacturing currently taking place at Harris Ireland to a lower cost facility in Eastern Europe and has sold the facility in Ireland for $10,352. A total of 66 employees will be impacted by the Ireland Rationalization.

The Company expects to incur a charge of approximately $4,000 (pre-tax) associated with employee severance costs, equipment relocation, employee retention and professional services. In addition, the Company recorded a gain of $9,006 (pre-tax) on the sale of the facility in Ireland which is reflected in Selling, general and administrative expenses.

The Company has incurred a total of $3,989 (pre-tax) in charges related to this plan of which $3,478 (pre-tax) was incurred in 2006. Cash expenditures are expected to be paid through 2007 with the expected completion of the Ireland Rationalization occurring in the first half of 2007. As of December 31, 2006, the Company has recorded a liability of $2,296 for charges related to these efforts.

In 2004, the Company committed to a plan to rationalize machine manufacturing (the "French Rationalization") at Lincoln Electric France, S.A.S. ("LE France"). In connection with the French Rationalization, the Company transferred machine manufacturing performed at LE France to other facilities. The Company committed to the

French Rationalization as a result of the region's decreased demand for locally-manufactured machines. In connection with the French Rationalization, the Company incurred a charge of $2,292 (pre-tax), of which $1,188 (pre-tax) was incurred in 2005 and $1,104 (pre-tax) in 2004. Employee severance costs associated with the termination of approximately 40 of LE France's 179 employees were $2,123 (pre-tax). Costs not relating to employee severance primarily included warehouse relocation costs and professional fees.

Acquisitions

On October 31, 2006, the Company acquired all of the outstanding stock of Metrode, a privately held manufacturer of specialty welding consumables headquartered near London, England, for approximately $25,000 in cash. The Company began consolidating the results of Metrode in the Company's consolidated financial statements in November 2006. The purchase price allocation for this investment resulted in goodwill of approximately $4,000. The Company expects this acquisition to provide high quality, innovative solutions for many high-end specialty applications, including the rapidly growing power generation and petrochemical industries. Annual sales are approximately $25,000.

On April 29, 2005, the Company acquired all of the outstanding stock of J.W. Harris, a privately held brazing and soldering alloys manufacturer headquartered in Mason, Ohio for approximately $71,000 in cash and $15,000 of assumed debt. The Company began consolidating the results of J.W. Harris operations in the Company's consolidated financial statements in May 2005. The purchase price allocation for this investment resulted in goodwill of $13,263. This acquisition has provided the Company with a strong complementary metals-joining technology and a leading position in the brazing and soldering alloys market. J.W. Harris has manufacturing plants in Ohio and Rhode Island and an international distribution center located in Spain.

The Company continues to expand globally and periodically looks at transactions that would involve significant investments. The Company can fund its global expansion plans with operational cash flow, but a significant acquisition may require access to capital markets, in particular, the public and/or private bond market, as well as the syndicated bank loan market. The Company's financing strategy is to fund itself at the lowest after-tax cost of funding. Where possible, the Company utilizes operational cash flows and raises capital in the most efficient market, usually the U.S., and then lends funds to the specific subsidiary that requires funding. If additional acquisitions providing appropriate financial benefits become available, additional expenditures may be made.

Debt

During March 2002, the Company issued Senior Unsecured Notes (the "Notes") totaling $150,000 through a private placement. The Notes have original maturities ranging from five to ten years with a weighted average interest rate of 6.1% and an average tenure of eight years. Interest is payable semi-annually in March and September. The proceeds are being used for general corporate purposes, including acquisitions. The proceeds are generally invested in short-term, highly liquid investments. The Notes contain certain affirmative and negative covenants, including restrictions on asset dispositions and financial covenants (interest coverage and funded debt-to- "EBITDA" ratios). As of December 31, 2006, the Company was in compliance with all of its debt covenants.

The maturity and interest rates of the Notes follow (in thousands):

	Amount Due	Matures	Interest Rate
Series A	$40,000	March 2007	5.58%
Series B	$30,000	March 2009	5.89%
Series C	$80,000	March 2012	6.36%

During March 2002, the Company entered into floating rate interest rate swap agreements totaling $80,000, to convert a portion of the outstanding Notes from fixed to floating rates. These swaps were designated as fair value hedges, and as such, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk were recognized in earnings. Net payments or receipts under these agreements were recognized as adjustments to interest expense. In May 2003, these swap agreements were terminated. The gain on the termination of these swaps was $10,613, and has been deferred and is being amortized as an offset to interest expense over the remaining life of the instrument. The amortization of this gain reduced interest expense by $2,117 in 2006 and 2005 and $2,123 in 2004, and is expected to reduce annual interest expense by $1,121 in 2007. At December 31, 2006, $2,834 remains to be amortized of which $2,668 is recorded in "Long-term debt, less current portion" and $166 is recorded in "Current portion of long-term debt." The financing costs related to the $150,000 private placement are further reduced by the interest income earned on the cash balances. These short-term, highly liquid investments earned $3,374, $1,985 and $1,756 during 2006, 2005 and 2004, respectively.

During July 2003 and April 2004, the Company entered into various floating rate interest rate swap agreements totaling $110,000, to convert a portion of the outstanding Notes from fixed to floating rates based on the London Inter-Bank Offered Rate ("LIBOR"), plus a spread of between 179.75 and 226.50 basis points. The variable rates are reset every six months, at which time payment or receipt of interest will be settled. These swaps are designated as fair value hedges, and as such, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in earnings. Net payments or receipts under these agreements are recognized as adjustments to interest expense.

The fair value of these swaps is recorded in "Other long-term liabilities" with a corresponding decrease in "Long-term debt." The fair value of these swaps at December 31, 2006 and 2005 was $3,428 and $2,964, respectively.

Terminated swaps have increased the value of the Series A Notes from $40,000 to $40,166 as of December 31, 2006. Active and terminated swaps have increased the value of the Series B Notes from $30,000 to $30,676 and decreased the value of the Series C Notes from $80,000 to $78,564 as of December 31, 2006. The weighted average effective rate on the Notes, net of the impact of active and terminated swaps, was 5.3% for 2006.

Revolving Credit Agreement

In 2004, the Company entered into a new $175,000, five-year revolving Credit Agreement. This agreement replaced the Company's prior $125,000, three-year revolving credit facility entered into on April 24, 2002. The Credit Agreement may be used for general corporate purposes and may be increased, subject to certain conditions, by an additional amount up to $75,000. The interest rate on borrowings under the Credit Agreement is based on either LIBOR plus a spread based on the Company's leverage ratio or the prime rate, at the Company's election. A quarterly facility fee is payable based upon the daily aggregate amount of commitments and the Company's leverage ratio. The Credit Agreement contains customary affirmative and negative covenants for credit facilities of this type, including limitations on the Company and its subsidiaries with respect to indebtedness, liens, investments, distributions, mergers and acquisitions, dispositions of assets, subordinated debt and transactions with affiliates. As of December 31, 2006, there are no borrowings under the Credit Agreement.

Short-term Borrowings

The Company's short-term borrowings included in Amounts due banks were $6,214 and $7,143 at December 31, 2006 and 2005, respectively, and represent the borrowings of foreign subsidiaries at weighted average interest rates of 6.57% and 10.35%, respectively.

Contractual Obligations and Commercial Commitments

The Company's contractual obligations and commercial commitments (as defined by Section 13(j) of the Securities Exchange Act of 1934) as of December 31, 2006 are as follows (in thousands):

	Payments Due By Period				
	Total	2007	2008 to 2009	2010 to 2011	2012 and Beyond
Long-term debt	$152,051	$40,078	$30,161	$ 278	$81,534
Interest on long-term debt	35,086	9,407	13,133	9,818	2,728
Capital lease obligations	3,427	704	1,033	1,122	568
Short-term debt	6,214	6,214	—	—	—
Operating leases	30,759	8,848	11,868	4,502	5,541
Total contractual cash obligations	$227,537	$65,251	$56,195	$15,720	$90,371

The Company has provided a guarantee on loans for an unconsolidated joint venture of approximately $8,027 at December 31, 2006. The guarantee is provided on four separate loan agreements. Two loans are for $2,000 each, one which matures in June 2007 and the other maturing in May 2009. The other two loans mature in October 2010, one for $2,709 and the other for $1,318. The loans were undertaken to fund the joint venture's working capital and capital improvement needs. The Company would become liable for any unpaid principal and accrued interest if the joint venture were to default on payment at the respective maturity dates. The Company believes the likelihood is remote that material payment will be required under these arrangements because of the current financial condition of the joint venture.

Stock-Based Compensation

On April 28, 2006, the shareholders of the Company approved the 2006 Equity and Performance Incentive Plan ("EPI Plan") which replaces the 1998 Stock Plan, as amended and restated in May 2003. The EPI Plan provides for the granting of options, appreciation rights, restricted shares, restricted stock units and performance-based awards up to an aggregate of 3,000,000 of the Company's common shares. In addition, on April 28, 2006, the shareholders of the Company approved the 2006 Stock Plan for Non-Employee Directors ("Director Plan"), which replaces the Stock Option Plan for Non-Employee Directors adopted in 2000. The Director Plan provides for the granting of options, restricted shares and restricted stock units up to an aggregate of 300,000 of the Company's common shares.

In 2006, there were 241,818 options and restricted shares granted under the EPI Plan. In 2005, 414,855 options and restricted shares were granted under the 1998 Stock Plan. The Company issued 561,218 and 964,254 shares of common stock from treasury upon exercise of employee stock options during the 2006 and 2005, respectively. The Company issued 8,411 shares of common stock from authorized but unissued shares upon vesting of deferred shares during 2006.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (Revised 2004), *"Share-Based Payment,"* which is a revision of SFAS No. 123, *"Accounting for Stock-Based Compensation."* SFAS No. 123(R) supersedes APB Opinion No. 25, *"Accounting for Stock Issued to Employees."* Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS 123. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company adopted SFAS No. 123(R) on January 1, 2006 using the modified-prospective method. The adoption of the standard did not have a material impact on the Company's financial statements as the Company adopted fair value accounting under SFAS No. 123 on January 1, 2003.

Prior to 2003, the Company applied the intrinsic value method permitted under SFAS No. 123, as defined in Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees"* and related interpretations, in accounting for the Company's stock option plans. Accordingly, no compensation cost was recognized in years prior to adoption.

Total stock-based compensation expense recognized in the consolidated statement of income for 2006, 2005 and 2004 was $4,217, $3,527 and $4,145, respectively. The related tax benefit for 2006, 2005 and 2004 was $1,612, $1,348 and $1,617, respectively.

As of December 31, 2006, total unrecognized stock-based compensation expense related to nonvested stock options and restricted shares was $7,745, which is expected to be recognized over a weighted average period of approximately 33 months.

The aggregate intrinsic value of options outstanding at December 31, 2006, based on the Company's closing stock price of $60.42 as of the last business day of the period ended December 31, 2006, which would have been received by the optionees had all options been exercised on that date was $45,022. The aggregate intrinsic value of options exercisable at December 31, 2006, based on the Company's closing stock price of $60.42 as of the last business day of the period ended December 31, 2006, which would have been received by the optionees had all options exercisable been exercised on that date was $37,982. The total intrinsic value of stock options exercised during 2006 and 2005 was $15,899 and $22,690, respectively. Intrinsic value is the amount by which the fair value of the underlying stock exceeds the exercise price of the options.

Product Liability Expense

Product liability expenses have been increasing, particularly with respect to welding fume claims, as more cases proceed to trial. The costs associated with these claims are predominantly defense costs, which are recognized in the periods incurred. These expenditures increased $7,585 in 2006 compared to 2005. See Note N. The long-term impact of the welding fume loss contingency, in the aggregate, on operating cash flows and capital markets access is difficult to assess, particularly since claims are in many different stages of development and the Company benefits significantly from cost sharing with co-defendants and insurance carriers. Moreover, the Company has been largely successful to date in its defense of these claims and indemnity payments have been immaterial. If cost sharing dissipates for some currently unforeseen reason, or the Company's trial experience changes overall, it is possible on a longer term basis that the cost of resolving this loss contingency could materially reduce the Company's operating results and cash flow and restrict capital market access.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Company utilizes letters of credit to back certain payment and performance obligations. Letters of credit are subject to limits based on amounts outstanding under the Company's Credit Agreement. The Company has also provided a guarantee on loans for an unconsolidated joint venture of approximately $8,027 at December 31, 2006. The Company believes the likelihood is remote that material payment will be required under this arrangement because of the current financial condition of the joint venture.

NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 158 *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)."* SFAS No. 158 requires companies to recognize the funded status of a benefit plan as the difference between plan assets at fair value and the projected benefit obligation. Unrecognized gains or losses and prior service costs, as well as the transition asset or obligation remaining from the initial application of Statements 87 and 106 will be recognized in the balance sheet, net of tax, as a component of Accumulated other comprehensive income and will subsequently be recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of those Statements. In addition, SFAS No. 158 requires additional disclosures about the future effects on net periodic benefit cost that arise from the delayed recognition of gains or losses, prior service costs or credits, and transition asset or obligation. SFAS No. 158 also requires that defined benefit plan assets and obligations be measured as of the date of the employer's fiscal year-end balance sheet. The recognition and disclosure provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end balance sheet is effective for fiscal years ending after December 15, 2008. The Company measures plan assets and benefit obligations of its defined benefit plans as of its balance sheet date. The Company adopted SFAS No. 158 as of December 31, 2006 (See Note I).

In September 2006, the FASB issued SFAS No. 157 *"Fair Value Measurements."* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, rather it applies under existing accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 157 as required. The Company is currently evaluating the impact of SFAS No. 157 on its financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 (SAB 108) *"Considering the Effects of Prior Year Misstatements in Current Year Financial Statements."* SAB 108 provides guidance on quantifying financial statement misstatements, including the effects of prior year errors on current year financial statements. SAB 108 is effective for periods ending after November 15, 2006. The Company adopted SAB 108 as of December 31, 2006 with no material impact to its financial statements.

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109."* FIN 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 requires the cumulative effect of adoption to be recorded as an adjustment to the opening balance of retained earnings. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt this interpretation in the first quarter of 2007. The Company is in the process of determining the impact of this Interpretation on its financial statements.

In November 2004, the FASB issued SFAS No. 151 *"Inventory Costs — an amendment of ARB No. 43, Chapter 4."* This Statement amends the guidance in Accounting Research Bulletin No. 43 to require idle facility expense, freight, handling costs, and wasted material (spoilage) be recognized as current-period charges. In addition, SFAS No. 151 requires the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company adopted SFAS No. 151 on January 1, 2006 with no material impact to its financial statements.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements are based on the selection and application of significant accounting policies, which require management to make estimates and assumptions. These estimates and assumptions are reviewed periodically by management and compared to historical trends to determine the accuracy of estimates and assumptions used. If warranted, these estimates and assumptions may be changed as current trends are assessed and updated. Historically, the Company's estimates have been determined to be reasonable. No material changes to the Company's accounting policies were made during 2006. The Company believes the following are some of the more critical judgment areas in the application of its accounting policies that affect its financial condition and results of operations.

Legal And Tax Contingencies

The Company, like other manufacturers, is subject from time to time to a variety of civil and administrative proceedings arising in the ordinary course of business. Such claims and litigation include, without limitation, product liability claims and health, safety and environmental claims, some of which relate to cases alleging asbestos and manganese-induced illnesses. The costs associated with these claims are predominantly defense costs, which are recognized in the periods incurred. Insurance reimbursements mitigate these costs and, where reimbursements are probable, they are recognized in the applicable period. With respect to costs other than defense costs (i.e., for liability and/or settlement or other resolution), reserves are recorded when it is probable that the contingencies will have an unfavorable outcome. The Company accrues its best estimate of the probable costs, after a review of the facts with management and counsel and taking into account past experience. If an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, disclosure is provided for material claims or litigation. Many of the current cases are in differing procedural stages and information on the circumstances of each claimant, which forms the basis for judgments as to the validity or ultimate disposition of such actions, will vary greatly. Therefore, in many situations a range of possible losses cannot be made. Reserves are adjusted as facts and circumstances change and related management assessments of the underlying merits and the likelihood of outcomes change. Moreover, reserves only cover identified and/or asserted claims. Future claims could, therefore, give rise to increases to such reserves. See Note N to the Consolidated Financial Statements and the Legal Proceedings section of this Annual Report on Form 10-K for further discussion of legal contingencies.

The Company is subject to taxation from U.S. federal, state, municipal and international jurisdictions. The calculation of current income tax expense is based on the best information available and involves significant management judgment. The actual income tax liability for each jurisdiction in any year can in some instances be ultimately determined several years after the financial statements are published.

The Company maintains reserves for estimated income tax exposures for many jurisdictions. Exposures are settled primarily through the settlement of audits within each individual tax jurisdiction or the closing of a statute of limitation. Exposures can also be affected by changes in applicable tax law or other factors, which may cause management to believe a revision of past estimates is appropriate. Management believes that an appropriate liability has been established for income tax exposures; however, actual results may materially differ from these estimates.

Deferred Income Taxes

Deferred income taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax bases of assets and liabilities and operating loss and tax credit carry forwards. The Company does not provide deferred income taxes on unremitted earnings of certain non-U.S. subsidiaries which are deemed permanently reinvested. It is not practicable to calculate the deferred taxes associated with the remittance of these earnings. Deferred income taxes of $0.4 million have been provided on earnings of $3.7 million that are not expected to be permanently reinvested. At December 31, 2006, the Company had approximately $72,502 of gross deferred tax assets related to deductible temporary differences and tax loss and credit carry forwards which may reduce taxable income in future years.

In assessing the realizability of deferred tax assets, the Company assesses whether it is more likely than not that a portion or all of the deferred tax assets will not be realized. The Company considers the scheduled reversal of deferred tax liabilities, tax planning strategies, and projected future taxable income in making this assessment. At December 31, 2006, a valuation allowance of $30,189 had been recorded against these deferred tax assets based on this assessment. The Company believes it is more likely than not that the tax benefit of the remaining net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable could be increased or reduced in the future if the Company's assessment of future taxable income or tax planning strategies changes.

Pensions

The Company and its subsidiaries maintain a number of defined benefit and defined contribution plans to provide retirement benefits for employees in the U.S., as well as employees outside the U.S. These plans are maintained and contributions are made in accordance with the Employee Retirement Income Security Act of 1974 ("ERISA"), local statutory law or as determined by the Board of Directors. The plans generally provide benefits based upon years of service and compensation. Pension plans are funded except for a domestic non-qualified pension plan for certain key employees and certain foreign plans.

In September 2006, the FASB issued SFAS No. 158 which requires companies to recognize the funded status of a benefit plan as the difference between plan assets at fair value and the projected benefit obligation. Unrecognized gains or losses and prior service costs, as well as the transition asset or obligation remaining from the initial application of Statements 87 and 106 will be recognized in the balance sheet, net of tax, as a component of Accumulated other comprehensive income and will subsequently be recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of those Statements. The Company adopted SFAS No. 158 on December 31, 2006.

A substantial portion of the Company's pension amounts relate to its defined benefit plan in the United States. The market-related value of plan assets is determined by fair values at December 31.

A significant element in determining the Company's pension expense is the expected return on plan assets. At the end of each year, the expected return on plan assets is determined based on the weighted average expected return of the various asset classes in the plan's portfolio and the targeted allocation of plan assets. The asset class return is developed using historical asset return performance, as well as, current market conditions such as inflation, interest rates and equity market performance. The Company determined this rate to be 8.5% for its U.S. plans at December 31, 2006 and 2005. The assumed long-term rate of return on assets is applied to the market value of plan assets. This produces the expected return on plan assets included in pension expense. The difference between this expected return and the actual return on plan assets is deferred and amortized over the average remaining service period of active employees expected to receive benefits under the plan. The amortization of the net deferral of past losses will increase future pension expense. During 2006, investment returns in the Company's U.S. pension plans were approximately 13.7% compared to 7.7% in 2005. A 25 basis point change in the expected return on plan assets would increase or decrease pension expense by approximately $1,400.

Another significant element in determining the Company's pension expense is the discount rate for plan liabilities. At the end of each year, the Company determines the discount rate to be used for plan liabilities by referring to investment yields available on long-term bonds rated Aa- or better. The Company also considers the yield derived from matching projected pension payments with maturities of a portfolio of available non-callable bonds rated Aa- or better. The Company determined this rate to be 6.0% for its U.S. plans at December 31, 2006. A 25 basis point change in the discount rate would increase or decrease pension expense by approximately $2,000.

The Company made voluntary contributions to its U.S. defined benefit plans of $17,500, $31,500 and $30,000 in 2006, 2005 and 2004, respectively. The Company expects to voluntarily contribute $10,000 to its U.S. plans in 2007. Based on current pension funding rules, the Company does not anticipate that contributions to the plans would be required in 2007.

Pension expense relating to the Company's defined benefit plans was $17,926, $21,328 and $20,847 in 2006, 2005 and 2004, respectively. The Company expects 2007 pension expense to decline by approximately $10,663.

In the first quarter 2006, the Company modified its retirement benefit programs whereby employees of its U.S. Company hired on or after January 1, 2006 will be covered under a newly enhanced 401(k) defined contribution plan. In the second quarter of 2006, current employees of the U.S. Company made an election to either remain in the Company's existing retirement programs or switch to new programs offering enhanced defined contribution benefits, improved vacation and a reduced defined benefit. The Company did not incur a significant change in retirement costs immediately after the change, however, the Company does expect cost savings in future years as a result of reduced benefits to be accrued for employees hired on or after January 1, 2006.

Inventories and Reserves

Inventories are valued at the lower of cost or market. For most domestic inventories, cost is determined principally by the last-in, first-out (LIFO) method, and for non-U.S. inventories, cost is determined by the first-in, first-out (FIFO) method. The valuation of LIFO inventories is made at the end of each year based on inventory levels and costs at that time. The excess of current cost over LIFO cost amounted to $68,985 at December 31, 2006. The Company reviews the net realizable value of inventory in detail on an on-going basis, with consideration given to deterioration, obsolescence and other factors. If actual market conditions differ from those projected by management, and the Company's estimates prove to be inaccurate, write-downs of inventory values and adjustments to cost of sales may be required. Historically, the Company's reserves have approximated actual experience.

Accounts Receivable and Allowances

The Company maintains an allowance for doubtful accounts for estimated losses from the failure of its customers to make required payments for products delivered. The Company estimates this allowance based on the age of the related receivable, knowledge of the financial condition of customers, review of historical receivables and reserve trends and other pertinent information. If the financial condition of customers deteriorates or an unfavorable trend in receivable collections is experienced in the future, additional allowances may be required. Historically, the Company's reserves have approximated actual experience.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* the Company periodically evaluates whether current facts or circumstances indicate that the carrying value of its depreciable long-lived assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows and established business valuation multiples.

The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management's judgment. Any changes in key assumptions about the Company's businesses and their prospects, or changes in market conditions, could result in an impairment charge.

Impairment of Goodwill and Intangibles

The Company evaluates the recoverability of goodwill and intangible assets not subject to amortization as required under SFAS No. 142 *"Goodwill and Other Intangible Assets"* by comparing the fair value of each reporting unit with its carrying value. The fair values of reporting units is determined using models developed by the Company which incorporate estimates of future cash flows, allocations of certain assets and cash flows among reporting units, future growth rates, established business valuation multiples, and management judgments regarding the applicable discount rates to value those estimated cash flows.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's primary financial market risks include fluctuations in currency exchange rates, commodity prices and interest rates. The Company manages these risks by using derivative financial instruments in accordance with established policies and procedures. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes.

Included below is a sensitivity analysis based upon a hypothetical 10% weakening or strengthening in the U.S. dollar compared to the December 31, 2006 foreign currency rates, a 10% change in commodity prices, and a 100 basis point increase in effective interest rates under the Company's current borrowing arrangements. The contractual derivative and borrowing arrangements in effect at December 31, 2006 were compared to the hypothetical foreign exchange, commodity price, or interest rates in the sensitivity analysis to determine the effect on Income before taxes, Interest expense, or Accumulated other comprehensive loss. The analysis takes into consideration any offset that would result from changes in the value of the hedged asset or liability.

Foreign Currency Exchange Risk

The Company enters into forward foreign exchange contracts principally to hedge the currency fluctuations in transactions denominated in foreign currencies, thereby limiting the Company's risk that would otherwise result from changes in exchange rates. At December 31, 2006, the Company hedged third party and intercompany purchases and sales. At December 31, 2006, the Company had foreign exchange contracts with a notional value of approximately $39,950. At December 31, 2006, a hypothetical 10% weakening of the U.S. dollar would not materially affect the Company's financial statements.

At December 31, 2006, the Company also had foreign exchange contracts with a notional value of approximately $19,662 which hedged intercompany loans. Any loss resulting from a hypothetical 10% weakening of the U.S. dollar would be offset by the associated gain on the underlying intercompany loan receivable and would not materially affect the Company's financial statements.

Commodity Price Risk

From time to time, the Company uses various hedging arrangements to manage exposures to price risk from commodity purchases. These hedging arrangements have the effect of locking in for specified periods (at predetermined prices or ranges of prices) the prices the Company will pay for the volume to which the hedge relates. A hypothetical 10% adverse change in commodity prices on the Company's open commodity futures at December 31, 2006 would not materially affect the Company's financial statements.

Interest Rate Risk

The Company uses floating rate swaps to convert a portion of its $150,000 fixed-rate, long-term borrowings into short-term variable interest rates. An increase in interest expense resulting from a hypothetical increase of 100 basis points in the December 31, 2006 floating rate would not materially affect the Company's financial statements. See discussion in "Item 7, Liquidity — Long-term debt."

The fair value of the Company's cash and cash equivalents and marketable securities at December 31, 2006, approximated carrying value due to their short-term duration. These financial instruments are also subject to concentrations of credit risk. The Company has minimized this risk by entering into investments with major banks and financial institutions and investing in several high-quality instruments. The Company does not expect any counterparties to fail to meet their obligations.

Item 8. Financial Statements and Supplementary Data

The response to this item is submitted in a separate section of this report following the signature page.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of disclosure controls and procedures, as such term is defined in Rule 13a-15(e) of the Exchange Act. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2006 based on the framework in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company's evaluation under such framework, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

The Company's assessment of effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, the independent registered public accounting firm that audited the Company's financial statements included in this report, as stated in their attestation report which is included elsewhere in this report.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal controls over financial reporting that occurred during the fourth quarter of 2006 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The Company will file its 2007 proxy statement pursuant to Regulation 14A of the Exchange Act prior to April 30, 2007.

Except for the information set forth below concerning our Executive Officers, the information required by this item is incorporated by reference from the 2007 proxy statement.

EXECUTIVE OFFICERS OF THE REGISTRANT

Name	Age	Position
John M. Stropki, Jr.	56	Chairman of the Board since October 13, 2004; director since 1998; Chief Executive Officer and President since June 3, 2004; Chief Operating Officer from May 1, 2003 to June 3, 2004; Executive Vice President from 1995-June 3, 2004; President North America 1996-2003.
Vincent K. Petrella	46	Senior Vice President, Chief Financial Officer and Treasurer since October 7, 2005; Vice President, Chief Financial Officer and Treasurer from February 4, 2004 to October 7, 2005 and Vice President, Corporate Controller 2001-2003.
Frederick G. Stueber	53	Senior Vice President, General Counsel and Secretary since 1996.
George D. Blankenship	44	Senior Vice President, Global Engineering since October 7, 2005; Vice President, Global Engineering from May 5, 2005 to October 7, 2005; Senior Vice President, U.S. Operations of The Lincoln Electric Company since October 7, 2005; Vice President, Cleveland Operations of The Lincoln Electric Company from June 6, 2005 to October 7, 2005; Vice President, Engineering and Quality Assurance of The Lincoln Electric Company from 2000 to June 6, 2005.
Gretchen A. Farrell	44	Vice President, Human Resources since May 5, 2005; Vice President, Human Resources of The Lincoln Electric Company since March 1, 2003; Director, Compensation and Benefits of The Lincoln Electric Company 1997-2003.
Ralph C. Fernandez	60	Vice President; President, Lincoln Electric Latin America since September 1, 2005; Vice President; President, Lincoln Electric Europe and Russia from January 1, 2002 to August 31, 2005; Vice President; President, Lincoln Electric Latin America from January 1, 1997 to December 31, 2001.
Thomas A. Flohn	46	Vice President; President, Lincoln Asia Pacific since January 1, 2005; Vice President of Sales and Marketing, Lincoln Electric Asia Pacific from May 1, 1999 to December 31, 2004.
David M. LeBlanc	42	Vice President; President, Lincoln Electric Europe and Russia since September 1, 2005; Vice President; President, Lincoln Electric Latin America from January 1, 2002 to August 31, 2005.
Robert K. Gudbranson	43	Vice President, Strategic Planning and Acquisitions since July 27, 2006; Director, Strategic Planning and Acquisitions from September 30, 2005 to July 26, 2006. Prior to joining the Company, Mr. Gudbranson was the Director of Business Development and Investor Relations at Invacare Corporation from 2002 to 2005 and its European Finance Director from 2000 to 2002.

The Company has been advised that there is no arrangement or understanding among any one of the officers listed and any other persons pursuant to which he was elected as an officer. The executive officers serve at the pleasure of the Board of Directors.

Item 11. Executive Compensation

The information required by this item is incorporated by reference from the 2007 proxy statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Except for the information set forth below regarding our equity plans, the information required by this item is incorporated by reference from the 2007 proxy statement.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)	Weighted Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	1,747,050	$34.28	4,106,876
Equity compensation plans not approved by security holders	—	—	—
Total	1,747,050	$34.28	4,106,876

For further information on the Company's equity compensation plans see "Note A — Significant Accounting Policies" and "Note E — Stock Plans" to the Company's financial statements included in Item 8.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference from the 2007 proxy statement.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference from the 2007 proxy statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1) Financial Statements

The following consolidated financial statements of the Company are included in a separate section of this report following the signature page and certifications:

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Consolidated Balance Sheets — December 31, 2006 and 2005
Consolidated Statements of Income — Years ended December 31, 2006, 2005 and 2004
Consolidated Statements of Shareholders' Equity — Years ended December 31, 2006, 2005 and 2004
Consolidated Statements of Cash Flows — Years ended December 31, 2006, 2005 and 2004
Notes to Consolidated Financial Statements

(a) (2) Financial Statement Schedules

The following consolidated financial statement schedule of the Company is included in a separate section of this report following the signature page:

Schedule II — Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore, have been omitted.

(a) (3) Exhibits

Exhibit No.	Description
3(a)	Restated Articles of Incorporation of Lincoln Electric Holdings, Inc. (filed as Annex B to Form S-4 of Lincoln Electric Holdings, Inc., Registration No. 333-50435, filed on April 17, 1998, and incorporated herein by reference and made a part hereof).
3(b)	Amended Code of Regulations of Lincoln Electric Holdings, Inc. (filed as Exhibit 3(b) to Form 10-Q of Lincoln Electric Holdings, Inc. for the three months ended March 31, 2000, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(a)	Credit Agreement dated December 17, 2004 among Lincoln Electric Holdings, Inc., The Lincoln Electric Company, Lincoln Electric International Holding Company, Harris Calorific, Inc., Lincoln Global, Inc., the financial institutions listed in Annex A thereof, and KeyBank National Association, as Letter of Credit Issuer and Administrative Agent (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on December 22, 2004, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(b)	Note Purchase Agreement dated March 12, 2002 between Lincoln Electric Holdings, Inc. and The Lincoln Electric Company and the Purchasers listed in Schedule A thereof (filed as Exhibit 10(q) to Form 10-Q of Lincoln Electric Holdings, Inc. for the three months ended March 31, 2002, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(c)	Amended and Restated Note Purchase and Private Shelf Agreement between Lincoln Electric Holdings, Inc., The Lincoln Electric Company and The Prudential Insurance Company of America dated as of April 30, 2002 (filed as Exhibit 10(v) to Form 10-Q of Lincoln Electric Holdings, Inc. for the three months ended June 30, 2002, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(d)	Amendment No. 1 to the Amended and Restated Note Purchase and Private Shelf Agreement dated as of December 14, 2006 (filed herewith).
10(e)	Lincoln Electric Holdings, Inc. 1998 Stock Plan (as amended, restated and renamed as of May 1, 2003) (filed as Appendix B to the Lincoln Electric Holdings, Inc. Proxy Statement dated March 31, 2003, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(f)	The Lincoln Electric Company 1988 Incentive Equity Plan (filed as Exhibit 28 to the Form S-8 Registration Statement of The Lincoln Electric Company, SEC File No. 33-25209 and incorporated herein by reference and made a part hereof) as adopted and amended by Lincoln Electric Holdings, Inc. pursuant to an Instrument of Adoption and Amendment dated December 29, 1998 (filed as Exhibit 10(d) to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 1998, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(g)	Form of Indemnification Agreement (filed as Exhibit A to The Lincoln Electric Company 1987 Proxy Statement, SEC File No. 0-1402, and incorporated herein by reference and made a part hereof).
10(h)	Lincoln Electric Holdings, Inc. Supplemental Executive Retirement Plan (Amended and Restated as of March 1, 2002), including Amendment Nos. 1 and 2 (filed as Exhibit 10(g) to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2003, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(i)	Amendment No. 3 to the Lincoln Electric Holdings, Inc. Supplemental Executive Retirement Plan (Amended and Restated as of March 1, 2002) (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on February 1, 2005, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(j)	Amendment No. 4 to the Lincoln Electric Holdings, Inc. Supplemental Executive Retirement Plan (Amended and Restated as of March 1, 2002) (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on February 18, 2005, SEC File No. 0-1402 and incorporated by reference and made a part hereof).

Exhibit No.	Description
10(k)	Lincoln Electric Holdings, Inc. Deferred Compensation Plan for Executives (Amended and Restated as of January 1, 2004) (filed as Exhibit 10(h) to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2003, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(l)	Amendment No. 1 to the Lincoln Electric Holdings, Inc. Deferred Compensation Plan for Executives (Amended and Restated as of January 1, 2004) (filed as Exhibit 10.2 to Form 8-K of Lincoln Electric Holdings, Inc. filed on February 1, 2005, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(m)	Instrument of Termination of the Lincoln Electric Holdings, Inc. Deferred Compensation Plan for Executives (filed as Exhibit 10.2 to Form 8-K of Lincoln Electric Holdings, Inc. filed on January 4, 2006, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(n)	Lincoln Electric Holdings, Inc. Deferred Compensation Plan for Certain Retention Agreements and Other Contractual Arrangements (Amended and Restated as of January 1, 2004) (filed as Exhibit 10(i) to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2003, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(o)	Lincoln Electric Holdings, Inc. Non-Employee Directors' Deferred Compensation Plan (Amended and Restated as of January 1, 2004) filed as Exhibit 10(m) to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2004, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(p)	Amendment No. 1 to the Lincoln Electric Holdings, Inc. Non-Employee Directors' Deferred Compensation Plan (Amended and Restated as of January 1, 2004) (filed as Exhibit 10.3 to Form 8-K of Lincoln Electric Holdings, Inc. filed on February 1, 2005, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(q)	Amendment No. 2 to the Lincoln Electric Holdings Inc. Non-Employee Director's Deferred Compensation Plan (Amended and Restated as of January 1, 2004) (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on December 5, 2005, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(r)	Description of Management Incentive Plan (filed as Exhibit 10(e) to Form 10-K of The Lincoln Electric Company for the year ended December 31, 1995, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(s)	Description of Long-Term Performance Plan (filed as Exhibit 10(f) to Form 10-K of The Lincoln Electric Company for the year ended December 31, 1997, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(t)	Summary of Employment Agreements (filed as Exhibit 10(l) to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 2003, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(u)	Form of Severance Agreement (as entered into by the Company and the following executive officers: Messrs. Stropki, Stueber and Fernandez) (filed as Exhibit 10 to Form 10-Q of Lincoln Electric Holdings, Inc. for the nine months ended December 31, 1998, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(v)	Form of Amendment 1 to Severance Agreement (as entered into by the Company and the following executive officers: Messrs. Stropki and Stueber) (filed as Exhibit 10(o) to Form 10-K of Lincoln Electric Holdings, Inc. for the year ended December 31, 1999, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(w)	Stock Option Plan for Non-Employee Directors (filed as Exhibit 10(p) to Form 10-Q of Lincoln Electric Holdings, Inc. for the three months ended March 31, 2000, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).

Exhibit No.	Description
10(x)	Summary of Cash Long-Term Incentive Plan, as amended (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on April 6, 2005, Securities and Exchange Commission File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(y)	Letter Agreement between John M. Stropki, Jr. and Lincoln Electric Holdings, Inc. dated October 12, 2004 (filed as Exhibit 10.1 to Form 8-K of Lincoln Electric Holdings, Inc. filed on October 18, 2004, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(z)	2005 Deferred Compensation Plan for Executives dated December 30, 2004 (filed as Exhibit 10.4 to Form 8-K of Lincoln Electric Holdings, Inc. filed on February 1, 2005, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(aa)	2006 Equity and Performance Incentive Plan (filed as Appendix B to the Company's proxy statement filed on March 28, 2006, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
10(bb)	2006 Stock Plan for Non-Employee Directors (filed as Appendix C to the Company's proxy statement filed on March 28, 2006, SEC File No. 0-1402 and incorporated herein by reference and made a part hereof).
21	Subsidiaries of the Registrant.
23	Consent of Independent Registered Public Accounting Firm.
24	Powers of Attorney.
31.1	Certification by the President and Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
31.2	Certification by the Senior Vice President, Chief Financial Officer and Treasurer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
32.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINCOLN ELECTRIC HOLDINGS, INC.

By: /s/ VINCENT K. PETRELLA

Vincent K. Petrella, *Senior Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)*
February 22, 2007.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ JOHN M. STROPKI, JR.
John M. Stropki, Jr., Chairman of the Board, President and Chief Executive Officer (principal executive officer)
February 22, 2007

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as Attorney-in-Fact for Harold L. Adams, Director
February 22, 2007

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as Attorney-in-Fact for Stephen G. Hanks, Director
February 22, 2007

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as Attorney-in-Fact for Robert J. Knoll, Director
February 22, 2007

Vincent K. Petrella as Attorney-in-Fact for G. Russell Lincoln, Director
February , 2007

/s/ VINCENT K. PETRELLA
Vincent K. Petrella,
Senior Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)
February 22, 2007

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as Attorney-in-Fact for David H. Gunning, Director
February 22, 2007

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as Attorney-in-Fact for Kathryn Jo Lincoln, Director
February 22, 2007

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as Attorney-in-Fact for Hellene S. Runtagh, Director
February 22, 2007

/s/ VINCENT K. PETRELLA
Vincent K. Petrella as Attorney-in-Fact for George H. Walls, Jr., Director
February 22, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Lincoln Electric Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Lincoln Electric Holdings, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15 (a). (2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lincoln Electric Holdings, Inc. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As discussed in Note A to the financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment*. Also, as discussed in Note I to the financial statements, effective December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pensions and Other Postretirement Plans*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Lincoln Electric Holdings, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
February 20, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Lincoln Electric Holdings, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting in Item 9A, that Lincoln Electric Holdings, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Lincoln Electric Holdings, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Lincoln Electric Holdings, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Lincoln Electric Holdings, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Lincoln Electric Holdings, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 2006 and our report dated February 20, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
February 20, 2007

LINCOLN ELECTRIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2006	2005
	(In thousands of dollars)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 120,212	$ 108,007
Accounts receivable (less allowance for doubtful accounts of $8,484 in 2006; $7,583 in 2005)	298,993	242,093
Inventories		
Raw materials	106,725	80,047
In-process	50,736	33,707
Finished goods	193,683	161,991
	351,144	275,745
Deferred income taxes	5,534	9,069
Other current assets	53,527	41,720
TOTAL CURRENT ASSETS	829,410	676,634
PROPERTY, PLANT AND EQUIPMENT		
Land	34,811	23,034
Buildings	230,390	196,639
Machinery and equipment	574,133	536,834
	839,334	756,507
Less: accumulated depreciation and amortization	449,816	415,974
	389,518	340,533
OTHER ASSETS		
Prepaid pension costs	16,773	1,956
Equity investments in affiliates	48,962	39,673
Intangibles, net	41,504	39,232
Goodwill	35,208	29,756
Long-term investments	28,886	27,905
Other	4,318	5,472
	175,651	143,994
TOTAL ASSETS	$1,394,579	$1,161,161

See notes to these consolidated financial statements.

LINCOLN ELECTRIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
	(In thousands of dollars, except share data)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Amounts due banks	$ 6,214	$ 7,143
Trade accounts payable	142,264	121,917
Accrued employee compensation and benefits	45,059	40,658
Accrued expenses	24,652	17,597
Accrued taxes, including income taxes	35,500	38,342
Accrued pensions	1,483	28,662
Dividends payable	9,403	8,014
Other current liabilities	32,793	30,289
Current portion of long-term debt	40,920	1,020
TOTAL CURRENT LIABILITIES	338,288	293,642
Long-term debt, less current portion	113,965	157,853
Accrued pensions	33,417	14,786
Deferred income taxes	27,061	17,752
Other long-term liabilities	28,872	24,834
SHAREHOLDERS' EQUITY		
Preferred shares, without par value – at stated capital amount: Authorized – 5,000,000 shares in 2006 and 2005; Issued and Outstanding – none	—	—
Common shares, without par value – at stated capital amount: Authorized – 120,000,000 shares in 2006 and 2005; Issued – 49,290,717 shares in 2006 and 49,282,306 shares in 2005; Outstanding – 42,806,429 shares in 2006 and 42,181,021 shares in 2005	4,929	4,928
Additional paid-in capital	137,315	125,925
Retained earnings	906,074	764,748
Accumulated other comprehensive loss	(54,653)	(91,276)
Treasury shares, at cost – 6,484,288 shares in 2006 and 7,101,285 shares in 2005	(140,689)	(152,031)
TOTAL SHAREHOLDERS' EQUITY	852,976	652,294
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,394,579	$1,161,161

See notes to these consolidated financial statements.

LINCOLN ELECTRIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2006	2005	2004
	(In thousands of dollars, except per share data)		
Net sales	$1,971,915	$1,601,190	$1,333,675
Cost of goods sold	1,419,638	1,164,275	971,317
Gross profit	552,277	436,915	362,358
Selling, general & administrative expenses	315,829	285,309	256,616
Rationalization charges	3,478	1,761	2,440
Operating income	232,970	149,845	103,302
Other income (expense):			
Interest income	5,876	4,000	3,071
Equity earnings in affiliates	7,640	3,312	4,005
Other income	1,839	4,689	3,542
Interest expense	(10,153)	(7,947)	(6,143)
Total other income	5,202	4,054	4,475
Income before income taxes	238,172	153,899	107,777
Income taxes	63,164	31,593	27,181
Net income	$ 175,008	$ 122,306	$ 80,596
Per share amounts:			
Basic earnings per share	$ 4.11	$ 2.93	$ 1.96
Diluted earnings per share	$ 4.07	$ 2.90	$ 1.94
Cash dividends declared per share	$ 0.79	$ 0.73	$ 0.69

See notes to these consolidated financial statements.

LINCOLN ELECTRIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Total
				(In thousands)			
Balance January 1, 2004	40,605	$4,928	$107,717	$623,898	$(77,277)	$(180,758)	$478,508
Comprehensive income							
Net income				80,596			80,596
Minimum pension liability adjustment, net of tax of $1,243					(532)		(532)
Unrealized loss on derivatives designated and qualified as cash flow hedges, net of tax of $280					(714)		(714)
Currency translation adjustment					19,845		19,845
Total comprehensive income							99,195
Cash dividends declared — $0.69 per share				(28,490)			(28,490)
Issuance of shares under benefit plans	1,196		9,876	(2,994)		25,550	32,432
Purchase of shares for treasury	(154)					(4,368)	(4,368)
Balance December 31, 2004	41,647	4,928	117,593	673,010	(58,678)	(159,576)	577,277
Comprehensive income							
Net income				122,306			122,306
Minimum pension liability adjustment, net of tax of $9,392					(15,034)		(15,034)
Unrealized loss on derivatives designated and qualified as cash flow hedges, net of tax of $410					(605)		(605)
Currency translation adjustment					(16,959)		(16,959)
Total comprehensive income							89,708
Cash dividends declared — $0.73 per share				(30,568)			(30,568)
Issuance of shares under benefit plans	964		8,332	—		20,348	28,680
Purchase of shares for treasury	(430)					(12,803)	(12,803)
Balance December 31, 2005	42,181	4,928	125,925	764,748	(91,276)	(152,031)	652,294
Comprehensive income							
Net income				175,008			175,008
Minimum pension liability adjustment, net of tax of $45,093					71,920		71,920
Unrealized gain on derivatives designated and qualified as cash flow hedges, net of tax of $637					902		902
Currency translation adjustment					27,323		27,323
Total comprehensive income							275,153
Cash dividends declared — $0.79 per share				(33,682)			(33,682)
Issuance of shares under benefit plans	627	1	11,390			11,468	22,859
Purchase of shares for treasury	(2)					(126)	(126)
Adjustment to initially adopt SFAS No. 158, net of tax of $39,380					(63,522)		(63,522)
Balance December 31, 2006	42,806	$4,929	$137,315	$906,074	$(54,653)	$(140,689)	$852,976

See notes to these consolidated financial statements.

LINCOLN ELECTRIC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2006	2005	2004
	(In thousands of dollars)		
OPERATING ACTIVITIES			
Net income	$175,008	$122,306	$ 80,596
Adjustments to reconcile net income to net cash provided by operating activities:			
Rationalization charges	3,478	1,761	2,440
Depreciation and amortization	47,825	43,982	40,182
Equity earnings of affiliates, net	(5,728)	(3,312)	(3,001)
Deferred income taxes	4,349	(1,895)	9,473
Stock-based compensation	4,217	3,527	4,145
Amortization of terminated interest rate swaps	(2,117)	(2,117)	(2,117)
(Gain) loss on disposal of property, plant and equipment	(8,738)	530	(253)
Other non-cash items, net	1,332	1,463	4,042
Changes in operating assets and liabilities net of effects from acquisitions:			
Increase in accounts receivable	(39,719)	(17,274)	(35,258)
Increase in inventories	(57,299)	(32,133)	(47,779)
Increase in other current assets	(10,656)	(8,314)	(6,632)
Increase in accounts payable	12,914	14,141	3,916
Increase (decrease) in other current liabilities	(937)	14,887	25,084
Contributions to pension plans	(20,503)	(34,330)	(33,153)
Increase in accrued pensions	16,248	19,547	7,479
Net change in other long-term assets and liabilities	(994)	(5,745)	2,096
NET CASH PROVIDED BY OPERATING ACTIVITIES	118,680	117,024	51,260
INVESTING ACTIVITIES			
Capital expenditures	(76,002)	(50,415)	(56,441)
Acquisitions of businesses, net of cash acquired	(25,504)	(78,174)	(11,815)
Proceeds from sale of property, plant and equipment	11,791	3,675	3,588
Sales of marketable securities	—	70,441	15,178
Purchases of marketable securities	—	(15,000)	(9,000)
NET CASH USED BY INVESTING ACTIVITIES	(89,715)	(69,473)	(58,490)
FINANCING ACTIVITIES			
Proceeds from short-term borrowings	2,035	903	27
Payments on short-term borrowings	(3,192)	(262)	(123)
Amounts due banks, net	115	4,448	(108)
Payments on long-term borrowings	(3,147)	(15,471)	(5,178)
Proceeds from exercise of stock options	13,618	21,230	22,555
Tax benefit from the exercise of stock options	5,243	—	—
Purchase of shares for treasury	(126)	(12,803)	(4,368)
Cash dividends paid to shareholders	(32,275)	(30,037)	(27,485)
NET CASH USED BY FINANCING ACTIVITIES	(17,729)	(31,992)	(14,680)
Effect of exchange rate changes on cash and cash equivalents	969	(371)	844
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,205	15,188	(21,066)
Cash and cash equivalents at beginning of year	108,007	92,819	113,885
CASH AND CASH EQUIVALENTS AT END OF YEAR	$120,212	$108,007	$ 92,819

See notes to these consolidated financial statements.

(In thousands of dollars except share and per share data)

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Lincoln Electric Holdings, Inc., its wholly-owned and majority-owned subsidiaries and all non-majority owned entities for which it has a controlling interest (the "Company") after elimination of all intercompany accounts, transactions and profits. Minority ownership interest in consolidated subsidiaries, which is not material, is recorded in Other long-term liabilities.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable: The Company maintains an allowance for doubtful accounts for estimated losses from the failure of its customers to make required payments for products delivered. The Company estimates this allowance based on knowledge of the financial condition of customers, review of historical receivables and reserve trends and other pertinent information. If the financial condition of customers deteriorates or an unfavorable trend in receivable collections is experienced in the future, additional allowances may be required. Historically, the Company's reserves have approximated actual experience.

Inventories: Inventories are valued at the lower of cost or market. For domestic inventories, cost is determined principally by the last-in, first-out (LIFO) method, and for non-U.S. inventories, cost is determined by the first-in, first-out (FIFO) method. At December 31, 2006 and 2005, approximately 40% and 47%, respectively, of total inventories were valued using the LIFO method. The excess of current cost over LIFO cost amounted to $68,985 at December 31, 2006 and $62,900 at December 31, 2005.

Reserves are maintained for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. Historically, the Company's reserves have approximated actual experience.

Equity Investments: Investments in businesses in which the Company does not have a controlling interest and holds between a 20% and 50% ownership interest are accounted for using the equity method of accounting on a one month-lag basis. The Company's 50% ownership interest in equity investments includes investments in Turkey and Chile. In addition, the Company holds a 35% interest in a Taiwanese joint venture and a 21% interest in an investment in the People's Republic of China. The amount of retained earnings that represents undistributed earnings of 50% or less owned equity investments was $16,454 at December 31, 2006 and $10,726 at December 31, 2005.

Property, Plant and Equipment: Property, plant and equipment are stated at cost and include improvements which significantly increase capacities or extend the useful lives of existing plant and equipment. Depreciation and amortization are computed by both accelerated and straight-line methods over useful lives ranging from 3 to 20 years for machinery, tools and equipment, and up to 50 years for buildings. Net gains or losses related to asset dispositions are recognized in earnings in the period in which dispositions occur. The following table summarizes assets held under capital leases and included in property, plant and equipment:

	2006	2005
Buildings	$ 5,681	$5,102
Machinery and equipment	154	318
Less: Accumulated depreciation	(1,170)	(863)
Net capital leases	$ 4,665	$4,557

Routine maintenance, repairs and replacements are expensed as incurred. The Company capitalizes interest cost associated with construction in progress.

Goodwill and Intangibles: The Company performs an annual impairment test of goodwill in the fourth quarter of each year. Goodwill is tested for impairment using models developed by the Company which incorporate estimates

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (continued)

of future cash flows, allocations of certain assets and cash flows among reporting units, future growth rates, established business valuation multiples, and management judgments regarding the applicable discount rates to value those estimated cash flows. The Company performed its annual impairment test in the fourth quarters of 2006, 2005 and 2004 and determined there was no impairment of goodwill. In addition, goodwill is tested as necessary if changes in circumstances or the occurrence of events indicate potential impairment.

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2006 and 2005 were as follows:

	North America	Europe	Other Countries	Consolidated
Balance as of January 1, 2005	$ —	$4,568	$11,281	$15,849
Additions and adjustments	13,539	519	77	14,135
Foreign exchange effect	96	(493)	169	(228)
Balance as of January 1, 2006	13,635	4,594	11,527	29,756
Additions and adjustments	(301)	4,292	546	4,537
Foreign exchange effect	—	535	380	915
Balance as of December 31, 2006	$13,334	$9,421	$12,453	$35,208

Additions to goodwill for 2006 and 2005 primarily reflect goodwill recorded in the acquisitions of J.W. Harris, Inc. ("J.W. Harris") and Metrode Products Limited ("Metrode") (See Note K).

Gross intangible assets other than goodwill by asset class as of December 31, 2006 and 2005 were as follows:

	2006		2005	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Trademarks and trade names	$20,479	$ 5,933	$18,284	$ 5,509
Customer relationships	12,430	725	10,361	169
Patents	9,052	807	4,743	268
Other	16,385	9,377	19,426	7,636
Total	$58,346	$16,842	$52,814	$13,582

Intangible assets, other than goodwill are recorded at cost. Intangibles other than goodwill that do not have indefinite lives are amortized on a straight-line method over the legal or estimated life. Included in the above table are intangible assets with indefinite lives totaling $12,585 and $9,977 at December 31, 2006 and 2005, respectively. Intangibles with indefinite lives are not amortized and are tested annually for impairment.

The weighted average amortization period for trademarks and trade names, customer relationships, patents and other intangibles is 17, 23, 20 and 12 years, respectively. Aggregate amortization expense was $2,102, $1,004 and $1,054 for 2006, 2005 and 2004, respectively. Estimated annual expense for intangible assets subject to amortization for each of the next five years is $1,813 in 2007, $1,762 in 2008, $1,701 in 2009, $1,504 in 2010, and $1,341 in 2011.

Long-lived Assets: In accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* the Company periodically evaluates whether current facts or circumstances indicate that the carrying value of its depreciable long-lived assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (continued)

techniques, including the discounted value of estimated future cash flows and established business valuation multiples.

Product Warranties: The Company accrues for product warranty claims based on historical experience and the expected material and labor costs to provide warranty service. Warranty services are provided for periods up to three years from the date of sale. The accrual for product warranty claims is included in Other current liabilities. Warranty accruals have increased as a result of the effect of higher sales levels. The changes in the carrying amount of product warranty accruals for 2006, 2005 and 2004 were as follows:

	December 31,		
	2006	2005	2004
Balance at beginning of year	$ 7,728	$ 6,800	$ 5,893
Charged to costs and expenses	9,744	8,274	7,403
Deductions	(8,099)	(7,346)	(6,496)
Balance at end of year	$ 9,373	$ 7,728	$ 6,800

Warranty expense was 0.5% of sales for 2006, 0.5% of sales for 2005 and 0.6% of sales for 2004.

Revenue Recognition: The Company recognizes revenue when the risks and rewards of ownership and title to the product have transferred to the customer. Revenue recognition generally occurs at the point of shipment; however in certain instances as shipping terms dictate, revenue is recognized at the point of destination.

Distribution Costs: Distribution costs, including warehousing and freight related to product shipments, are included in Cost of goods sold.

Stock-Based Compensation: In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (Revised 2004), *"Share-Based Payment,"* which is a revision of SFAS No. 123, *"Accounting for Stock-Based Compensation."* SFAS No. 123(R) supersedes APB Opinion No. 25, *"Accounting for Stock Issued to Employees."* Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS 123. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company adopted SFAS No. 123(R) on January 1, 2006 using the modified-prospective method. The adoption of this standard did not have a material impact on the Company's financial statements as the Company adopted fair value accounting under SFAS No. 123 on January 1, 2003.

Prior to 2003, the Company applied the intrinsic value method permitted under SFAS No. 123, as defined in Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees"* and related interpretations, in accounting for the Company's stock option plans. Accordingly, no compensation cost was recognized in years prior to adoption.

Expense is recognized for all awards of stock based compensation by allocating the aggregate grant date fair value over the vesting period. No expense is recognized for any stock options or restricted or deferred shares ultimately forfeited because the recipients fail to meet vesting requirements. Total stock-based compensation expense recognized in the consolidated statement of income for 2006, 2005 and 2004 was $4,217, $3,527 and $4,145, respectively. The related tax benefit for 2006, 2005 and 2004 was $1,612, $1,348, and $1,617, respectively.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table sets forth the pro forma disclosure of net income and earnings per share as if compensation expense had been recognized for the fair value of options granted prior to January 1, 2003 (date of adoption of SFAS No. 123). All stock options granted prior to January 1, 2003 were fully vested as of December 31, 2005. Therefore, no pro-forma disclosure is necessary for periods ending after December 31, 2005. For purposes of this pro forma disclosure, the estimated fair value of the options granted prior to January 1, 2003 was determined using the Black-Scholes option pricing model and is amortized ratably over the vesting periods.

	Year Ended December 31,	
	2005	2004
Net income, as reported	$122,306	$80,596
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	2,178	2,529
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards granted, net of related tax effects	(3,000)	(4,433)
Pro forma net income	$121,484	$78,692
Earnings per share:		
Basic, as reported	$ 2.93	$ 1.96
Basic, pro forma	$ 2.91	$ 1.91
Diluted, as reported	$ 2.90	$ 1.94
Diluted, pro forma	$ 2.88	$ 1.89
Weighted-average number of shares (in thousands):		
Basic	41,813	41,189
Diluted	42,230	41,643

Translation of Foreign Currencies: Asset and liability accounts are translated into U.S. dollars using exchange rates in effect at the date of the consolidated balance sheet; revenue and expense accounts are translated at monthly exchange rates. Translation adjustments are reflected as a component of Shareholders' equity. For subsidiaries operating in highly inflationary economies, both historical and current exchange rates are used in translating balance sheet accounts, and translation adjustments are included in net income.

Foreign currency transaction losses are included in Selling, general & administrative expenses and were $1,696, $1,411, $1,514 in 2006, 2005 and 2004, respectively.

Financial Instruments: The Company uses forward exchange contracts to hedge exposures to exchange rate fluctuations on certain intercompany loans, purchase and sales transactions and other intercompany commitments. Contracts are written on a short-term basis and are not held for trading or speculative purposes. The Company recognizes derivative instruments as either assets or liabilities in the balance sheets at fair value. The accounting for changes in the fair value of derivative instruments depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

For derivative instruments that qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability), the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in earnings. For derivative instruments that qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows), the effective portion of the gain or loss on the derivative instrument is reported as a component of Accumulated other comprehensive income with offsetting amounts recorded as Other current assets or Other current liabilities. At settlement, the realized gain or loss is reflected in earnings in the same period or periods during which the hedged transaction affects earnings. Any remaining gain or loss on the derivative instrument is recognized in earnings. The Company does not hedge its net investments in foreign subsidiaries. For derivative instruments not designated as hedges, the gain or loss from changes in their fair values is recognized in earnings.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising Costs: Advertising costs are charged to Selling, general & administrative expenses when incurred and totaled $8,887, $9,791 and $7,758 in 2006, 2005 and 2004, respectively.

Research and Development: Research and development costs are expensed as incurred, and totaled $24,055, $21,594 and $20,016 in 2006, 2005 and 2004, respectively.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from these estimates.

Reclassification: Certain reclassifications have been made to prior year financial statements to conform to current year classifications.

New Accounting Pronouncements: In September 2006, the FASB issued SFAS No. 158 *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)."* SFAS No. 158 requires companies to recognize the funded status of a benefit plan as the difference between plan assets at fair value and the projected benefit obligation. Unrecognized gains or losses and prior service costs, as well as the transition asset or obligation remaining from the initial application of Statements 87 and 106 will be recognized in the balance sheet, net of tax, as a component of Accumulated other comprehensive income and will subsequently be recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of those Statements. In addition, SFAS No. 158 requires additional disclosures about the future effects on net periodic benefit cost that arise from the delayed recognition of gains or losses, prior service costs or credits, and transition asset or obligation. SFAS No. 158 also requires that defined benefit plan assets and obligations be measured as of the date of the employer's fiscal year-end balance sheet. The recognition and disclosure provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end balance sheet is effective for fiscal years ending after December 15, 2008. The Company measures plan assets and benefit obligations of its defined benefit plans as of its balance sheet date. The Company adopted SFAS No. 158 as of December 31, 2006 (See Note I).

In September 2006, the FASB issued SFAS No. 157 *"Fair Value Measurements."* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, rather it applies under existing accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 157 as required. The Company is currently evaluating the impact of SFAS No. 157 on its financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 (SAB 108) *"Considering the Effects of Prior Year Misstatements in Current Year Financial Statements."* SAB 108 provides guidance on quantifying financial statement misstatements, including the effects of prior year errors on current year financial statements. SAB 108 is effective for periods ending after November 15, 2006. The Company adopted SAB 108 as of December 31, 2006 with no material impact to its financial statements.

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109."* FIN 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 requires the cumulative effect of adoption to be recorded as an adjustment to the opening balance of retained earnings. FIN 48 is effective for fiscal years beginning after

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (continued)

December 15, 2006. The Company will adopt this interpretation in the first quarter of 2007. The Company is in the process of determining the impact of this Interpretation on its financial statements.

In November 2004, the FASB issued SFAS No. 151 *"Inventory Costs — an amendment of ARB No. 43, Chapter 4."* This Statement amends the guidance in Accounting Research Bulletin No. 43 to require idle facility expense, freight, handling costs, and wasted material (spoilage) be recognized as current-period charges. In addition, SFAS No. 151 requires the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company adopted SFAS No. 151 on January 1, 2006 with no material impact to its financial statements.

Bonus: Included in Selling, general & administrative expenses are the costs related to the Company's discretionary employee bonus, net of hospitalization costs, of $81,498 in 2006, $62,899 in 2005 and $46,454 in 2004.

Other Income: Other income includes non-operating items of $1,839, $3,061 and $2,278 in 2006, 2005 and 2004, respectively.

NOTE B – EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (dollars and shares in thousands, except per share amounts).

	Years Ended December 31,		
	2006	2005	2004
Numerator:			
Net income	$175,008	$122,306	$80,596
Denominator:			
Denominator for basic earnings per share – Weighted average shares outstanding	42,532	41,813	41,189
Effect of dilutive securities – Employee stock options	500	417	454
Denominator for diluted earnings per share – Adjusted weighted average shares outstanding	$ 43,032	$ 42,230	$41,643
Basic earnings per share	$ 4.11	$ 2.93	$ 1.96
Diluted earnings per share	$ 4.07	$ 2.90	$ 1.94

Common stock issuable upon the exercise of employee stock options is excluded from the calculation of diluted earnings per share when the calculation of option equivalent shares is anti-dilutive. The calculation of diluted earnings per share for 2006, 2005 and 2004 excludes 27,465, 572,749 and 671,358 shares, respectively, that were anti-dilutive.

NOTE C – SHAREHOLDERS' EQUITY

The Company's Board of Directors has authorized share repurchase programs for up to 15 million shares of the Company's common stock. During 2006, the Company purchased 2,315 shares of its common stock on the open market at an average cost of $54.52 per share. Through December 31, 2006, 10,243,988 shares have been purchased under the share repurchase program at an average cost of $21.12 per share.

NOTE D – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) are as follows:

	Defined Benefit Plans	Currency Translation Adjustment	Unrealized Gain (Loss) on Derivatives Designated and Qualified as Cash Flow Hedges, net of tax	Total Accumulated Other Comprehensive (Loss) Income
Balance January 1, 2004	$(62,810)	$(14,943)	$ 476	$(77,277)
Other comprehensive (loss) income	(532)	19,845	(714)	18,599
Balance December 31, 2004	(63,342)	4,902	(238)	(58,678)
Other comprehensive loss	(15,034)	(16,959)	(605)	(32,598)
Balance December 31, 2005	(78,376)	(12,057)	(843)	(91,276)
Other comprehensive income	71,920	27,323	902	100,145
Adjustment to initially adopt SFAS No. 158	(63,522)	—	—	(63,522)
Balance December 31, 2006	$(69,978)	$ 15,266	$ 59	$(54,653)

As of December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. As a result of adopting SFAS No. 158, the Company recorded liabilities equal to the under funded status of defined benefit plans, and assets equal to the over funded status of certain defined benefit plans measured as the difference between the fair value of plan assets and the projected benefit obligation. The Company recognized liabilities of $34,900 and prepaids of $16,773 for its defined benefit pension plans and also recognized in Accumulated other comprehensive loss actuarial losses and prior service credits of $69,978 (after-tax).

NOTE E – STOCK PLANS

On April 28, 2006, the shareholders of the Company approved the 2006 Equity and Performance Incentive Plan ("EPI Plan") which replaces the 1998 Stock Plan, as amended and restated in May 2003. The EPI Plan provides for the granting of options, appreciation rights, restricted shares, restricted stock units and performance-based awards up to an aggregate of 3,000,000 of the Company's common shares. In addition, on April 28, 2006, the shareholders of the Company approved the 2006 Stock Plan for Non-Employee Directors ("Director Plan"), which replaces the Stock Option Plan for Non-Employee Directors adopted in 2000. The Director Plan provides for the granting of options, restricted shares and restricted stock units up to an aggregate of 300,000 of the Company's common shares.

NOTE E – STOCK PLANS (continued)

The following table summarizes the activity for the three years ended December 31, 2006, under all Plans:

	2006		2005		2004	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Balance, beginning of year	2,071,325	$28.54	2,634,142	$24.38	3,310,876	$20.67
Options, tandem appreciation rights, restricted and deferred shares granted	241,818	$60.42	414,855	$39.65	524,750	$35.23
Options exercised	(561,218)	$24.34	(964,254)	$21.99	(1,194,366)	$18.93
Options canceled	(4,875)	$39.48	(13,418)	$32.19	(7,118)	$22.32
Balance, end of year	1,747,050	$34.28	2,071,325	$28.54	2,634,142	$24.38
Exercisable at end of year	1,161,034	$27.71	1,271,155	$23.92	1,787,310	$21.46

Options granted under both the EPI Plan and its predecessor plans are outstanding for a term of ten years from the date of grant. The majority of options granted vest ratably over a period of three years from the grant date. The exercise prices of all options were equal to the fair market value of the Company's common shares at the date of grant. Options granted under the Director Plan and its predecessor plans were 6,000 in 2006, 28,000 in 2005, and 18,000 in 2004. The Company issued shares of common stock from treasury upon all exercises of stock options in 2006, 2005 and 2004.

Restricted shares and deferred shares are valued at the quoted market price on the grant date and vest ratably over a period of three to five years. Under the EPI Plan the Company issued 27,000 restricted shares at a market price of $60.51 in 2006 and 33,970 restricted shares at a market price of $39.93 per share in 2005. There were no restricted shares issued in 2004, and no deferred shares were issued during 2006, 2005 or 2004. The Company issued 6,568 restricted shares at a market price of $60.85 under the Director Plan in 2006. The Company issued 8,411 shares of common stock from authorized but unissued shares upon vesting of deferred shares during 2006.

In estimating the fair value of options granted, the expected option life is based on the Company's historical experience. The Company uses the Black-Scholes option pricing model for estimating fair values of options. The weighted average assumptions for the three years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Expected volatility	24.78%	25.75%	27.80%
Dividend yield	1.53%	1.90%	2.04%
Risk-free interest rate	4.53%	4.38%	3.71%
Expected option life	4.4	4.5	4.6
Weighted average fair value of options granted during the year	$14.72	$ 9.57	$ 8.49

As of December 31, 2006, total unrecognized stock-based compensation expense related to nonvested stock options and restricted shares was $7,745, which is expected to be recognized over a weighted average period of approximately 33 months.

NOTE E – STOCK PLANS (continued)

The following table summarizes nonvested stock options, tandem appreciation rights ("TARs"), restricted and deferred shares for the year ended December 31, 2006:

	December 31, 2006	
	Number of Options, TARs, Restricted and Deferred Shares	Weighted Average Fair Value at Grant Date
Balance at beginning of year	746,549	$10.59
Granted	241,818	$21.08
Vested	(444,909)	$ 9.52
Forfeited	(3,725)	$10.18
Balance at end of period	539,733	$15.80

The aggregate intrinsic value of options outstanding at December 31, 2006, based on the Company's closing stock price of $60.42 as of the last business day of the period ended December 31, 2006, which would have been received by the optionees had all options been exercised on that date was $45,022. The aggregate intrinsic value of options exercisable at December 31, 2006, based on the Company's closing stock price of $60.42 as of the last business day of the period ended December 31, 2006, which would have been received by the optionees had all options exercisable been exercised on that date was $37,982. The total intrinsic value of stock options exercised during 2006 and 2005 was $15,899 and $22,690, respectively. Intrinsic value is the amount by which the fair value of the underlying stock exceeds the exercise price of the options.

Prior to the adoption of SFAS 123(R) the Company presented all tax benefits resulting from the exercise of stock options as operating cash inflows in the consolidated statements of cash flows, in accordance with the provisions of the Emerging Issues Task Force ("EITF") Issue No. 00-15, "Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option." SFAS 123(R) requires the benefits of tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash inflows rather than operating cash inflows, on a prospective basis. This amount was $5,243 for 2006 and is shown as "Tax benefit from the exercise of stock options" in the consolidated statement of cash flows. Amounts reported as operating cash inflows in 2005 and 2004 were $3,898 and $5,342, respectively.

At December 31, 2006, there were 4,106,876 common shares available for future grant under all plans, and the weighted average remaining contractual life of outstanding options was 7.3 years. The following table summarizes information about stock options outstanding as of December 31, 2006:

	Outstanding		Exercisable		
Exercise Price Range	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life
$13 - $17	113,234	$13.50	113,234	$13.50	3.8
$17 - $21	37,050	$19.51	37,050	$19.51	2.8
$21 - $25	515,109	$22.93	515,109	$22.93	5.7
$25 - $29	22,000	$25.48	22,000	$25.48	6.3
$29 - $33	30,000	$31.90	20,000	$31.90	7.5
$33 - $37	391,342	$35.43	267,136	$35.43	7.9
$37 - $41	397,027	$39.89	186,505	$39.90	8.5
Over $41	241,288	$60.51	—		9.2
	1,747,050		1,161,034		7.3

NOTE E – STOCK PLANS (continued)

The 1995 Lincoln Stock Purchase Plan provides employees the ability to purchase open market shares on a commission-free basis up to a limit of ten thousand dollars annually. Under this plan, 400,000 shares have been authorized to be purchased. There were 1,726, 2,256 and 2,689 shares purchased in 2006, 2005 and 2004, respectively.

NOTE F – RATIONALIZATION CHARGES

In 2005, the Company committed to a plan to rationalize manufacturing operations (the "Ireland Rationalization") at Harris Calorific Limited ("Harris Ireland"). In connection with the Ireland Rationalization, the Company is transferring all manufacturing currently taking place at Harris Ireland to a lower cost facility in Eastern Europe and has sold the facility in Ireland for $10,352. A total of 66 employees will be impacted by the Ireland Rationalization.

The Company expects to incur a charge of approximately $4,000 (pre-tax) associated with employee severance costs, equipment relocation, employee retention and professional services. In addition, the Company recorded a gain of $9,006 (pre-tax) on the sale of the facility in Ireland which is reflected in Selling, general and administrative expenses.

The Company has incurred a total of $3,989 (pre-tax) in charges related to this plan of which $3,478 (pre-tax) was incurred in 2006. Cash expenditures are expected to be paid through 2007 with the expected completion of the Ireland Rationalization occurring in the first half of 2007. As of December 31, 2006, the Company has recorded a liability of $2,296 for charges related to these efforts.

In 2004, the Company committed to a plan to rationalize machine manufacturing (the "French Rationalization") at Lincoln Electric France, S.A.S. ("LE France"). In connection with the French Rationalization, the Company transferred machine manufacturing performed at LE France to other facilities. The Company committed to the French Rationalization as a result of the region's decreased demand for locally-manufactured machines. In connection with the French Rationalization, the Company incurred a charge of $2,292 (pre-tax), of which $1,188 (pre-tax) was incurred in 2005 and $1,104 (pre-tax) in 2004. Employee severance costs associated with the termination of approximately 40 of LE France's 179 employees were $2,123 (pre-tax). Costs not relating to employee severance primarily included warehouse relocation costs and professional fees.

NOTE G – DEBT

At December 31, 2006 and 2005, debt consisted of the following:

	2006	2005
Long-term debt		
Senior Unsecured Notes due 2007, interest at 5.58%	$ 40,166	$ 41,328
Senior Unsecured Notes due 2009, interest at 5.89%	30,676	31,316
Senior Unsecured Notes due 2012, interest at 6.36%	78,564	79,343
Capital leases due through 2015, interest at 2.15% to 5.52%	3,427	3,574
Other borrowings due through 2023, interest at 2.0% to 5.75%	2,052	3,312
	154,885	158,873
Less current portion	40,920	1,020
Total long-term debt	$113,965	$157,853
Short-term debt		
Amounts due banks, interest at 6.57% (10.35% in 2005)	6,214	7,143
Current portion long-term debt	40,920	1,020
Total short-term debt	47,134	8,163
Total debt	$161,099	$166,016

NOTE G – DEBT (continued)

Senior Unsecured Notes

During March 2002, the Company issued Senior Unsecured Notes (the "Notes") totaling $150,000 through a private placement. The Notes have original maturities ranging from five to ten years with a weighted average interest rate of 6.1% and an average tenure of eight years. Interest is payable semi-annually in March and September. The proceeds are being used for general corporate purposes, including acquisitions. The proceeds are generally invested in short-term, highly liquid investments. The Notes contain certain affirmative and negative covenants, including restrictions on asset dispositions and financial covenants (interest coverage and funded debt-to- "EBITDA" ratios). As of December 31, 2006, the Company was in compliance with all of its debt covenants.

The maturity and interest rates of the Notes follow (in thousands):

	Amount Due	Matures	Interest Rate
Series A	$40,000	March 2007	5.58%
Series B	$30,000	March 2009	5.89%
Series C	$80,000	March 2012	6.36%

During March 2002, the Company entered into floating rate interest rate swap agreements totaling $80,000, to convert a portion of the outstanding Notes from fixed to floating rates. These swaps were designated as fair value hedges, and as such, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk were recognized in earnings. Net payments or receipts under these agreements were recognized as adjustments to interest expense. In May 2003, these swap agreements were terminated. The gain on the termination of these swaps was $10,613, and has been deferred and is being amortized as an offset to interest expense over the remaining life of the instrument. The amortization of this gain reduced interest expense by $2,117 in 2006 and 2005 and $2,123 in 2004, and is expected to reduce annual interest expense by $1,121 in 2007. At December 31, 2006, $2,834 remains to be amortized of which $2,668 is recorded in "Long-term debt, less current portion" and $166 is recorded in "Current portion of long-term debt." The financing costs related to the $150,000 private placement are further reduced by the interest income earned on the cash balances. These short-term, highly liquid investments earned $3,374, $1,985 and $1,756 during 2006, 2005 and 2004, respectively.

During July 2003 and April 2004, the Company entered into various floating rate interest rate swap agreements totaling $110,000, to convert a portion of the outstanding Notes from fixed to floating rates based on the London Inter-Bank Offered Rate ("LIBOR"), plus a spread of between 179.75 and 226.50 basis points. The variable rates are reset every six months, at which time payment or receipt of interest will be settled. These swaps are designated as fair value hedges, and as such, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in earnings. Net payments or receipts under these agreements are recognized as adjustments to interest expense.

The fair value of these swaps is recorded in "Other long-term liabilities" with a corresponding decrease in "Long-term debt." The fair value of these swaps at December 31, 2006 and 2005 was $3,428 and $2,964, respectively.

Terminated swaps have increased the value of the Series A Notes from $40,000 to $40,166 as of December 31, 2006. Active and terminated swaps have increased the value of the Series B Notes from $30,000 to $30,676 and decreased the value of the Series C Notes from $80,000 to $78,564 as of December 31, 2006. The weighted average effective rate on the Notes, net of the impact of active and terminated swaps, was 5.3% for 2006.

Revolving Credit Agreement

In 2004, the Company entered into a new $175,000, five-year revolving Credit Agreement. This agreement replaced the Company's prior $125,000, three-year revolving credit facility entered into on April 24, 2002. The Credit

NOTE G – DEBT (continued)

Agreement may be used for general corporate purposes and may be increased, subject to certain conditions, by an additional amount up to $75,000. The interest rate on borrowings under the Credit Agreement is based on either LIBOR plus a spread based on the Company's leverage ratio or the prime rate, at the Company's election. A quarterly facility fee is payable based upon the daily aggregate amount of commitments and the Company's leverage ratio. The Credit Agreement contains customary affirmative and negative covenants for credit facilities of this type, including limitations on the Company and its subsidiaries with respect to indebtedness, liens, investments, distributions, mergers and acquisitions, dispositions of assets, subordinated debt and transactions with affiliates. As of December 31, 2006, there are no borrowings under the Credit Agreement.

Capital Leases

At December 31, 2006 and 2005, $3,207 and $3,309 of capital lease indebtedness was secured by property, plant and equipment, respectively. Other indebtedness secured by property, plant and equipment was $1,183 at December 31, 2005. There was no other indebtedness secured by property, plant and equipment at December 31, 2006.

Other

Maturities of long-term debt, including payments under capital leases, for the five years succeeding December 31, 2006 are $40,782 in 2007, $585 in 2008, $30,609 in 2009, $689 in 2010, $711 in 2011 and $82,102 thereafter. Total interest paid was $11,971 in 2006, $11,221 in 2005 and $10,797 in 2004. The primary difference between interest expense and interest paid is the amortization of the gain on settlement of interest rate swaps realized in 2003.

Amounts reported as Amounts due banks represent short-term borrowings of the Company's foreign subsidiaries.

NOTE H – INCOME TAXES

The components of income before income taxes for the three years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
U.S.	$153,968	$104,702	$ 63,064
Non-U.S.	84,204	49,197	44,713
Total	$238,172	$153,899	$107,777

	2006	2005	2004
Components of income tax expense (benefit) are as follows:			
Current:			
Federal	$ 40,399	$ 21,978	$ 9,787
Non-U.S.	16,049	8,828	6,004
State and local	2,367	2,682	1,917
	58,815	33,488	17,708
Deferred:			
Federal	5,859	(708)	7,802
Non-U.S.	(2,253)	(905)	2,021
State and local	743	(282)	(350)
	4,349	(1,895)	9,473
Total	$ 63,164	$ 31,593	$ 27,181

NOTE H – INCOME TAXES (continued)

The differences between total income tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes for the three years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Statutory rate of 35% applied to pre-tax income	$ 83,360	$53,865	$37,722
Effect of state and local income taxes, net of federal tax benefit	2,282	1,461	895
Taxes (less than) the U.S. tax rate on non-U.S. earnings, including utilization of tax loss carryforwards, losses with no benefit and changes in non-U.S. valuation allowance	(15,676)	(9,295)	(7,624)
U.S. tax benefit of foreign source income	(3,064)	(1,537)	(2,477)
Settlement of prior year's tax liabilities	—	(8,711)	—
Other – net	(3,738)	(4,190)	(1,335)
Total	$ 63,164	$31,593	$27,181
Effective tax rate	26.52%	20.50%	25.20%

Total income tax payments, net of refunds, were $55,799 in 2006, $27,179 in 2005 and $7,723 in 2004.

Significant components of deferred tax assets and liabilities at December 31, 2006 and 2005, were as follows:

	2006	2005
Deferred tax assets:		
Tax loss and credit carryforwards	$ 26,714	$ 17,734
Other accruals	9,246	9,093
Employee benefits	11,833	10,493
Pension obligations	3,369	12,702
Other	21,340	19,065
	72,502	69,087
Valuation allowance	(30,189)	(17,278)
	42,313	51,809
Deferred tax liabilities:		
Property, plant and equipment	(41,625)	(46,536)
Pension obligations	(2,389)	(371)
Other	(19,826)	(13,585)
	(63,840)	(60,492)
Total	$(21,527)	$ (8,683)

At December 31, 2006, certain subsidiaries had tax loss carry forwards of approximately $51,814 that will expire in various years from 2007 through 2020, except for $31,028 for which there is no expiration date.

In assessing the realizability of deferred tax assets, the Company assesses whether it is more likely than not that a portion or all of the deferred tax assets will not be realized. The Company considers the scheduled reversal of deferred tax liabilities, tax planning strategies, and projected future taxable income in making this assessment. At December 31, 2006, a valuation allowance of $30,189 had been recorded against these deferred tax assets based on

NOTE H – INCOME TAXES (continued)

this assessment. The Company believes it is more likely than not that the tax benefit of the remaining net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable could be increased or reduced in the future if the Company's assessment of future taxable income or tax planning strategies changes.

The Company is subject to taxation from U.S. federal, state, municipal and international jurisdictions. The calculation of current income tax expense is based on the best information available and involves significant management judgment. The actual income tax liability for each jurisdiction in any year can in some instances be ultimately determined several years after the financial statements are published.

The Company maintains reserves for estimated income tax exposures for many jurisdictions. Exposures are settled primarily through the settlement of audits within each individual tax jurisdiction or the closing of a statute of limitation. Exposures can also be affected by changes in applicable tax law or other factors, which may cause management to believe a revision of past estimates is appropriate. Management believes that an appropriate liability has been established for income tax exposures; however, actual results may materially differ from these estimates.

The Company does not provide deferred income taxes on unremitted earnings of certain non-U.S. subsidiaries which are deemed permanently reinvested. It is not practicable to calculate the deferred taxes associated with the remittance of these earnings. Deferred income taxes of $450 have been provided on earnings of $3,749 that are not expected to be permanently reinvested.

NOTE I – RETIREMENT ANNUITY AND GUARANTEED CONTINUOUS EMPLOYMENT PLANS

The Company and its subsidiaries maintain a number of defined benefit and defined contribution plans to provide retirement benefits for employees in the U.S., as well as employees outside the U.S. These plans are maintained and contributions are made in accordance with the Employee Retirement Income Security Act of 1974 ("ERISA"), local statutory law or as determined by the Board of Directors. The plans generally provide benefits based upon years of service and compensation. Pension plans are funded except for a domestic non-qualified pension plan for certain key employees and certain foreign plans. Substantially all U.S. employees are covered under a 401(k) savings plan in which they may invest 1% or more of eligible compensation, limited to maximum amounts as determined by the Internal Revenue Service. For most participants the plan provides for Company matching contributions of 35% of the first 6% of employee compensation contributed to the plan. The plan includes a feature in which participants hired after November 1, 1997 will receive an annual Company contribution of 2% of their base pay. The plan allowed employees hired before November 1, 1997, at their election, to receive this contribution in exchange for forfeiting certain benefits under the pension plan. The Company uses a December 31 measurement date for its plans.

In the first quarter of 2006, the Company modified its retirement benefit programs whereby employees of its U.S. Company hired on or after January 1, 2006 will be covered under a newly enhanced 401(k) defined contribution plan. In the second quarter of 2006, current employees of the U.S. Company made an election to either remain in the Company's existing retirement programs or switch to new programs offering enhanced defined contribution benefits, improved vacation and a reduced defined benefit. The Company did not incur a significant change in retirement costs immediately after the change, however, the Company does expect cost savings in future years as a result of reduced benefits to be accrued for employees hired on or after January 1, 2006.

In September 2006, the FASB issued SFAS No. 158 which requires companies to recognize the funded status of a benefit plan as the difference between plan assets at fair value and the projected benefit obligation. Unrecognized gains or losses and prior service costs, as well as the transition asset or obligation remaining from the initial application of Statements 87 and 106 will be recognized in the balance sheet, net of tax, as a component of Accumulated other comprehensive income and will subsequently be recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of those Statements. The Company adopted

NOTE I – RETIREMENT ANNUITY AND GUARANTEED CONTINUOUS EMPLOYMENT PLANS (continued)

SFAS No. 158 on December 31, 2006. The incremental effects on the Company's balance sheet at December 31, 2006 of adopting SFAS No. 158 were as follows:

	December 31, 2006		
	Prior to Application of SFAS No. 158	Effect of Adopting SFAS No. 158	As Reported
ASSETS			
Prepaid pension costs	$112,248	$(95,475)	$ 16,773
Intangibles, net	2,406	(2,406)	—
Deferred income taxes	2,872	39,380	42,252
LIABILITIES AND SHAREHOLDERS' EQUITY			
Accrued pensions, current	(10,061)	8,578	(1,483)
Accrued pensions, non-current	(15,871)	(17,546)	(33,417)
Accumulated other comprehensive loss	6,456	63,522	69,978

The amount of unrecognized actuarial net loss and prior service credits included in Accumulated other comprehensive loss at December 31, 2006 was $70,337 (after-tax) and $(464) (after-tax), respectively.

The amount of unrecognized actuarial net loss and prior service credits expected to be recognized as components of net periodic benefit cost during 2007 is $4,629 (pre-tax) and $61 (pre-tax), respectively.

The changes in the pension plans' projected benefit obligations were as follows:

	2006	2005
Obligation at January 1	$690,669	$634,968
Service cost	18,686	17,710
Interest cost	38,160	36,443
Participant contributions	503	538
Plan amendments	(5,313)	3,249
Actuarial (gain) loss	(18,635)	41,933
Benefit payments	(32,583)	(30,078)
Settlements	—	(9,538)
Currency translation	5,465	(4,556)
Obligation at December 31	$696,952	$690,669

NOTE I – RETIREMENT ANNUITY AND GUARANTEED CONTINUOUS EMPLOYMENT PLANS (continued)

Changes in fair value of the pension plan assets were as follows:

	2006	2005
Fair value of plan assets at January 1	$604,983	$565,588
Actual return on plan assets	79,366	46,744
Employer contributions	20,503	34,330
Participant contributions	503	538
Benefit payments	(31,116)	(28,087)
Settlements	—	(10,334)
Currency translation	4,587	(3,796)
Fair value of plan assets at December 31	$678,826	$604,983

The funded status of the pension plans was as follows:	2006	2005
Funded status (plan assets less than projected benefit obligations)	$ (18,126)	$ (85,686)
Unrecognized net loss	112,867	170,535
Unrecognized prior service cost	(781)	5,390
Unrecognized transition assets, net	144	—
Net amount recognized	$ 94,104	$ 90,239

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the U.S. pension plans with accumulated benefit obligations in excess of plan assets were $22,041, $18,798 and $0, respectively, as of December 31, 2006 and $621,654, $579,403 and $549,708, respectively, as of December 31, 2005. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $49,822, $46,362 and $37,024, respectively, as of December 31, 2006 and $43,705, $40,913 and $29,423, respectively, as of December 31, 2005. The total accumulated benefit obligation for all plans was $657,930 as of December 31, 2006 and $643,494 as of December 31, 2005.

The components of total pension expense were as follows:

	Year Ended December 31,		
	2006	2005	2004
Service cost – benefits earned during the year	$ 18,686	$ 17,710	$ 16,039
Interest cost on projected benefit obligation	38,160	36,443	35,114
Expected return on plan assets	(50,456)	(47,155)	(44,129)
Amortization of transition assets	10	16	(35)
Amortization of prior service cost	621	3,045	2,748
Amortization of net loss	11,056	8,955	8,511
Settlement/curtailment (gains) losses	(151)	2,138	—
Termination benefits	—	176	2,599
Net pension cost of defined benefit plans	17,926	21,328	20,847
Multi-employer plans	1,237	1,040	1,148
Defined contribution plans	6,130	4,292	4,921
Total net pension expense	$ 25,293	$ 26,660	$ 26,916

NOTE I – RETIREMENT ANNUITY AND GUARANTEED CONTINUOUS EMPLOYMENT PLANS (continued)

In 2005, the Company terminated one of its European pension plans and incurred a settlement loss of $2,138.

The amounts recognized in the consolidated balance sheets were composed of:

	Year Ended December 31,	
	2006	2005
Prepaid pension costs	$ 16,773	$ 1,956
Accrued pension liability	(34,900)	(43,448)
Intangible asset	—	5,390
Accumulated other comprehensive loss	112,231	126,341
Net amount recognized in the balance sheets	$ 94,104	$ 90,239

Weighted average assumptions used to measure the benefit obligation for the Company's significant defined benefit plans as of December 31, 2006 and 2005 were as follows:

	2006	2005
Discount rate	5.9%	5.6%
Rate of increase in compensation	4.0%	4.0%

Weighted average assumptions used to measure the net periodic benefit cost for the Company's significant defined benefit plans as of December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Discount rate	5.6%	5.9%	6.2%
Rate of increase in compensation	4.0%	4.0%	4.0%
Expected return on plan assets	8.3%	8.4%	8.6%

To develop the discount rate assumption to be used, the Company refers to investment yields available at year-end on long-term bonds rated Aa- or better. The Company also considers the yield derived from matching projected pension payments with maturities of a portfolio of available non-callable bonds rated Aa- or better. The expected long-term rate of return assumption is based on the weighted average expected return of the various asset classes in the plans' portfolio and the targeted allocation of plan assets. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance. The rate of compensation increase is determined by the Company based upon annual reviews.

Asset Category	Target Allocation 2007	Percentage of Plan Assets at December 31, 2006	2005	Weighted Average Expected Long-Term Rate of Return
Equity securities	60% - 70%	68%	66%	9.3% - 10.1%
Debt securities	30% - 40%	32%	34%	5.5% - 6.3%
Total	100%	100%	100%	8.5%

The primary objective of the pension plans' investment policy is to ensure sufficient assets are available to provide benefit obligations when such obligations mature. Investment management practices must comply with ERISA and all applicable regulations and rulings.

NOTE I – RETIREMENT ANNUITY AND GUARANTEED CONTINUOUS EMPLOYMENT PLANS (continued)

The overall investment strategy for the defined benefit pension plans' assets is to achieve a rate of return over a normal business cycle relative to an acceptable level of risk that is consistent with the long-term objectives of the portfolio.

Actual and expected employer contributions for the U.S. plans are as follows:

2007(expected)	$10,000
2006	$17,500
2005	$31,500

The actual amounts to be contributed to the pension plans in 2007 will be determined at the Company's discretion.

Contributions by participants to certain non-U.S. plans were $503 and $538 for the years ended December 31, 2006 and 2005, respectively.

Expected future benefit payments for the U.S. plans are as follows: 2007 – $32,398, 2008 – $33,362, 2009 – $35,029, 2010 – $36,020, 2011 – $37,822, 2012 through 2016 – $220,588.

The Company maintains a domestic unfunded supplemental executive retirement plan (SERP) under which non-qualified supplemental pension benefits are paid to certain employees in addition to amounts received under the Company's qualified retirement plan which is subject to IRS limitations on covered compensation. The annual cost of this program has been included in the determination of total net pension expense shown above and was $2,329, $2,318 and $6,120 in 2006, 2005 and 2004, respectively. The projected benefit obligation associated with this plan is also included in the pension disclosure shown above and was $18,644, $18,254 and $13,943 at December 31, 2006, 2005 and 2004, respectively.

The Company participates in multi-employer plans for several of its operations in Europe. Pension expense for these plans is recognized as contributions are funded.

The Company does not have, and does not provide for, any postretirement or postemployment benefits other than pensions.

The Cleveland, Ohio, area operations have a Guaranteed Continuous Employment Plan covering substantially all employees which, in general, provides that the Company will provide work for at least 75% of every standard work week (presently 40 hours). This plan does not guarantee employment when the Company's ability to continue normal operations is seriously restricted by events beyond the control of the Company. The Company has reserved the right to terminate this plan effective at the end of a calendar year by giving notice of such termination not less than six months prior to the end of such year.

NOTE J – SEGMENT INFORMATION

The Company's primary business is the design, manufacture and sale, in the U.S. and international markets, of arc, cutting and other welding, brazing and soldering products. The Company manages its operations by geographic location and has two reportable segments, North America and Europe, and combines all other operating segments as Other Countries. Other Countries includes results of operations for the Company's businesses in Argentina, Australia, Brazil, Colombia, Indonesia, Mexico, People's Republic of China, Taiwan and Venezuela. Each operating segment is managed separately because each faces a distinct economic environment, a different customer base and a varying level of competition and market conditions. Segment performance and resource allocation is measured based on income before interest and income taxes. The accounting policies of the reportable segments are

NOTE J – SEGMENT INFORMATION (continued)

the same as those described in Note A – Significant Accounting Policies. Financial information for the reportable segments follows:

	North America	Europe	Other Countries	Eliminations	Consolidated
For the year ended December 31, 2006:					
Net sales to unaffiliated customers	$1,305,472	$372,308	$294,135	$ —	$1,971,915
Inter-segment sales	91,770	23,787	16,326	(131,883)	—
Total	$1,397,242	$396,095	$310,461	$(131,883)	$1,971,915
Income before interest and income taxes	$ 172,613	$ 46,659	$ 25,851	$ (2,674)	$ 242,449
Interest income					5,876
Interest expense					(10,153)
Income before income taxes					$ 238,172
Total assets	$ 872,864	$390,733	$273,781	$(142,799)	$1,394,579
Equity investments in affiliates	2,374	12,834	33,754	—	48,962
Capital expenditures	37,269	19,777	18,956	—	76,002
Depreciation and amortization	33,135	7,993	6,697	—	47,825
For the year ended December 31, 2005:					
Net sales to unaffiliated customers	$1,056,134	$305,846	$239,210	$ —	$1,601,190
Inter-segment sales	54,579	24,434	13,015	(92,028)	—
Total	$1,110,713	$330,280	$252,225	$ (92,028)	$1,601,190
Income before interest and income taxes	$ 117,224	$ 23,506	$ 16,964	$ 152	$ 157,846
Interest income					4,000
Interest expense					(7,947)
Income before income taxes					$ 153,899
Total assets	$ 784,713	$254,644	$220,507	$ (98,703)	$1,161,161
Equity investments in affiliates	—	10,229	29,444	—	39,673
Capital expenditures	23,704	12,136	14,575	—	50,415
Depreciation and amortization	30,326	8,360	5,296	—	43,982

NOTE J – SEGMENT INFORMATION (continued)

	North America	Europe	Other Countries	Eliminations	Consolidated
For the year ended December 31, 2004:					
Net sales to unaffiliated customers	$ 875,422	$281,133	$177,120	$ —	$1,333,675
Inter-segment sales	38,990	27,540	19,743	(86,273)	—
Total	$ 914,412	$308,673	$196,863	$ (86,273)	$1,333,675
Income before interest and income taxes	$ 72,469	$ 21,666	$ 16,690	$ 24	$ 110,849
Interest income					3,071
Interest expense					(6,143)
Income before income taxes					$ 107,777
Total assets	$ 653,378	$276,262	$188,107	$ (58,583)	$1,059,164
Equity investments in affiliates	—	9,543	27,320	—	36,863
Capital expenditures	37,634	10,149	8,658	—	56,441
Depreciation and amortization	27,123	8,646	4,413	—	40,182

In 2006, the Europe segment includes rationalization charges of $3,478 (pre-tax), and a gain of $9,006 (pre-tax) on the sale of the facility in Ireland (See Note F). In addition, the Europe segment includes rationalization charges of $1,761 (pre-tax) and $2,440 (pre-tax) in 2005 and 2004, respectively (see Note F).

Inter-segment sales between reportable segments are recorded at cost plus an agreed upon intercompany profit, which approximates an arm's length price, and are eliminated in consolidation. Export sales (excluding inter-company sales) from North America were $180,114 in 2006, $115,712 in 2005 and $89,767 in 2004. No individual customer comprised more than 10% of the Company's total revenues for any of the three years ended December 31, 2006.

The geographic split of the Company's net sales, based on the location of the customer, and property, plant and equipment were as follows:

	Year Ended December 31,		
	2006	2005	2004
Net sales:			
United States	$1,004,786	$ 839,038	$ 702,394
Foreign countries	967,129	762,152	631,281
Total	$1,971,915	$1,601,190	$1,333,675
Property, plant and equipment:			
United States	$ 178,717	$ 184,434	$ 167,925
Foreign countries	212,429	158,271	150,426
Eliminations	(1,628)	(2,172)	(2,235)
Total	$ 389,518	$ 340,533	$ 316,116

Net sales derived from customers and property, plant and equipment in any individual foreign country were not material.

NOTE K – ACQUISITIONS

On October 31, 2006, the Company acquired all of the outstanding stock of Metrode, a privately held manufacturer of specialty welding consumables headquartered near London, England, for approximately $25,000 in cash. The Company began consolidating the results of Metrode in the Company's consolidated financial statements in November 2006. The purchase price allocation for this investment resulted in goodwill of approximately $4,000. The Company expects this acquisition to provide high quality, innovative solutions for many specialty high-end applications, including the rapidly growing power generation and petrochemical industries. Annual sales are approximately $25,000.

On April 29, 2005, the Company acquired all of the outstanding stock of J.W. Harris, a privately held brazing and soldering alloys manufacturer headquartered in Mason, Ohio for approximately $71,000 in cash and $15,000 of assumed debt. The Company began consolidating the results of J.W. Harris operations in the Company's consolidated financial statements in May 2005. The purchase price allocation for this investment resulted in goodwill of $13,263. This acquisition has provided the Company with a strong complementary metals-joining technology and a leading position in the brazing and soldering alloys market. J.W. Harris has manufacturing plants in Ohio and Rhode Island and an international distribution center located in Spain.

NOTE L – FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company has various financial instruments, including cash and cash equivalents, short-and long-term debt and forward contracts. While these financial instruments are subject to concentrations of credit risk, the Company has minimized this risk by entering into arrangements with major banks and financial institutions and investing in several high-quality instruments. The Company does not expect any counterparties to fail to meet their obligations. The Company has determined the estimated fair value of these financial instruments by using available market information and appropriate valuation methodologies requiring judgment.

The carrying amounts and estimated fair value of the Company's significant financial instruments at December 31, 2006 and 2005 were as follows:

	2006		2005	
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Cash and cash equivalents	$120,212	$120,212	$108,007	$108,007
Amounts due banks	6,214	6,214	7,143	7,143
Long-term debt (including current portion)	154,885	159,539	158,873	165,316

Foreign Exchange Contracts: The Company enters into forward exchange contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its exposures. This hedging minimizes the impact of foreign exchange rate movements on the Company's operating results. The notional amount of outstanding foreign exchange contracts, translated at current exchange rates, was $59,612 and $48,847 at December 31, 2006 and 2005, respectively. The Company would have paid $47 at December 31, 2006, and $52 at December 31, 2005 to settle these contracts, representing the fair value of the contracts.

Interest Rate Swap Agreements: At December 31, 2006 and 2005, the Company had interest rate swap agreements outstanding that effectively convert notional amounts of $110,000 of debt from fixed to floating interest rates. The Company would have paid $3,428 and $2,964 at December 31, 2006 and 2005, respectively, to settle these interest rate swap agreements, which represents the fair value of these agreements.

NOTE M – OPERATING LEASES

The Company leases sales offices, warehouses and distribution centers, office equipment and data processing equipment. Such leases, some of which are noncancelable and, in many cases, include renewals, expire at various

NOTE M – OPERATING LEASES (continued)

dates. The Company pays most maintenance, insurance and taxes relating to leased assets. Rental expense was $11,613 in 2006, $11,389 in 2005 and $10,817 in 2004.

At December 31, 2006, total future minimum lease payments for noncancelable operating leases are $8,848 in 2007, $7,185 in 2008, $4,683 in 2009, $2,439 in 2010, $2,063 in 2011 and $5,541 thereafter.

NOTE N – CONTINGENCIES

The Company, like other manufacturers, is subject from time to time to a variety of civil and administrative proceedings arising in the ordinary course of business. Such claims and litigation include, without limitation, product liability claims and health, safety and environmental claims, some of which relate to cases alleging asbestos and manganese induced illnesses. The claimants in the asbestos and manganese cases seek compensatory and punitive damages, in most cases for unspecified amounts. The Company believes it has meritorious defenses to these claims and intends to contest such suits vigorously. Although defense costs have been increasing, all other costs associated with these claims, including indemnity charges and settlements, have been immaterial to the Company's consolidated financial statements. Based on the Company's historical experience in litigating these claims, including a significant number of dismissals, summary judgments and defense verdicts in many cases and immaterial settlement amounts, as well as the Company's current assessment of the underlying merits of the claims and applicable insurance, the Company believes resolution of these claims and proceedings, individually or in the aggregate (exclusive of defense costs), will not have a material adverse impact upon the Company's consolidated financial statements.

The Company has provided a guarantee on loans for an unconsolidated joint venture of approximately $8,027 at December 31, 2006. The guarantee is provided on four separate loan agreements. Two loans are for $2,000 each, one which matures in June 2007 and the other maturing in May 2009. The other two loans mature in October 2010, one for $2,709 and the other for $1,318. The loans were undertaken to fund the joint venture's working capital and capital improvement needs. The Company would become liable for any unpaid principal and accrued interest if the joint venture were to default on payment at the respective maturity dates. The Company believes the likelihood is remote that material payment will be required under these arrangements because of the current financial condition of the joint venture.

NOTE O – QUARTERLY FINANCIAL DATA (UNAUDITED)

2006	Mar 31	Jun 30	Sep 30	Dec 31
Net sales	$468,394	$502,510	$495,137	$505,874
Gross profit	130,066	146,467	141,337	134,407
Income before income taxes	51,876	63,037	61,642	61,617
Net income	36,749	42,619	43,855	51,785
Basic earnings per share	$ 0.87	$ 1.00	$ 1.03	$ 1.21
Diluted earnings per share	$ 0.86	$ 0.99	$ 1.02	$ 1.20
2005				
Net sales	$362,903	$405,902	$412,013	$420,372
Gross profit	98,278	113,951	111,192	113,494
Income before income taxes	30,217	42,762	42,850	38,070
Net income	22,240	32,112	38,188	29,766
Basic earnings per share	$ 0.53	$ 0.77	$ 0.91	$ 0.71
Diluted earnings per share	$ 0.53	$ 0.77	$ 0.90	$ 0.70

NOTE O – QUARTERLY FINANCIAL DATA (UNAUDITED) (continued)

The quarters ending March 31, June 30, September 30 and December 31, 2006 include pre-tax charges relating to the Company's European rationalization program of $1,049 ($1,049 after-tax), $1,292 ($1,292 after-tax), $665 ($665 after-tax) and $472 ($472 after-tax, respectively (See Note F). The quarter ended December 31, 2006 also includes a pre-tax gain of $9,006 ($7,204 after tax) on the sale of the Company's facility in Ireland (See Note F).

The quarter ended March 31, 2005 includes a pre-tax charge of $1,250 ($848 after-tax) relating to the Company's European rationalization program (See Note F). The quarter ended June 30, 2005 includes a one-time state income tax benefit of $1,807 relating to a change in Ohio tax laws including the effect of lower tax rates. The quarter ended September 30, 2005 includes a favorable adjustment of $7,201 related to the resolution of prior years' tax liabilities and a pre-tax gain of $1,418 ($876 after-tax) on the favorable settlement of legal disputes. The quarter ended December 31, 2005 includes a net favorable tax benefit of $2,656 associated with the repatriation of foreign earnings and the resolution of prior years' tax liabilities, offset by a $511 charge ($455 after tax) related to the Company's European rationalization program (See Note F) and a loss on the sale of a business of $1,942 ($1,678 after tax).

The quarterly earnings per share (EPS) amounts are each calculated independently. Therefore, the sum of the quarterly EPS amounts may not equal the annual totals.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

LINCOLN ELECTRIC HOLDINGS, INC. AND SUBSIDIARIES

(In thousands of dollars)

		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	(1) Charged to Other Accounts (describe)	(2) Deductions	Balance at End of Period
Allowance for doubtful accounts:					
Year ended December 31, 2006	$7,583	$3,255	$ 325	$2,679	$8,484
Year ended December 31, 2005	$9,295	$3,019	$(761)	$3,970	$7,583
Year ended December 31, 2004	$8,101	$2,449	$ 517	$1,772	$9,295

(1) – Currency translation adjustment.
(2) – Uncollectible accounts written-off, net of recoveries.

EXHIBIT 31.1

CERTIFICATION

I, John M. Stropki, Jr., Chairman, President and Chief Executive Officer of Lincoln Electric Holdings, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Lincoln Electric Holdings, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d – 15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ JOHN M. STROPKI, JR.

John M. Stropki, Jr.
Chairman, President and Chief Executive Officer

Date: February 22, 2007

EXHIBIT 31.2

CERTIFICATION

I, Vincent K. Petrella, Senior Vice President, Chief Financial Officer and Treasurer of Lincoln Electric Holdings, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Lincoln Electric Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ VINCENT K. PETRELLA

Vincent K. Petrella
Senior Vice President, Chief Financial Officer
and Treasurer

Date: February 22, 2007

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Lincoln Electric Holdings, Inc. (the "Company") for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Date: February 22, 2007

/s/ JOHN M. STROPKI, JR.

John M. Stropki, Jr.
Chairman, President and Chief Executive Officer

/s/ VINCENT K. PETRELLA

Vincent K. Petrella
Senior Vice President,
Chief Financial Officer and Treasurer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.



POWERING U



LINCOLN ELECTRIC HOLDINGS, INC.
22801 ST. CLAIR AVENUE
CLEVELAND, OHIO 44117-1199
USA

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